EURASIAN MINERALS INC.

ANNUAL REPORT

MARCH 31, 2011

To Our Shareholders

July 19, 2011

Dear Fellow Shareholders:

This has been an excellent year for EMX on many fronts. We continued growing and building value in our worldwide exploration portfolio and cultivated two new strategic partnerships with major international miningc ompanies. In parallel, we created a new royalty and merchant banking division in the Company to augment the organic growth from EMX’s prospect generation efforts. The Company is in excellent financial condition with a treasury of over CAD$48 million in cash and marketable securities, our share price reached new record highs, and we continued to attract high caliber talent to our team. These accomplishments build on the success of previousyears, and set the stage for another great year ahead.

EMX’s aggressive execution of the prospect genera tion business model drove rapid growth of our exploration portfolio over the last year. We now control or share interest in well over 100 properties, and 83 of these properties are currently being advanced with all or a substantial portion of the cost covered by partner companies. Newmont, our joint venture partner in Haiti, has advanced all of EMX’s exploration permits to Designated Project status, and now sole-funds and manages these programs. EMX also established strategic exploration alliances with Antofagasta SA in Sweden and Vale SA in the western United States earlier in 2011. These new agreements support our exploration programs in two highly prospective exploration environments and also provide favorable commercial arrangements to advance selected projects. The prospect generation strategy offers EMX shareholders upside exposure to exploration success in ten countries on four continents, while maintaining our strong treasury position.

The hard work is done in the field, and our exploration teams continue to build value on flagship projects in the portfolio, as well as add new high quality assets. At the Akarca project in Turkey, results from ongoing drilling by EMX and JV partner Centerra Gold Inc. have expanded known zones of oxide gold silver mineralization and also confirmed new discoveries. In Haiti, the JV delineated a 1.0 by 1.5 kilometer zone of porphyry style mineralization at the Vert de Gris copper prospect, successfully drill tested the Grand Bois gold deposit, and identified a number of new gold copper silver prospects in our extensive land position along the Masif du Nord mineral belt. OurAustralia Asia Pacific business unit acquired the 2,200 square kilometer Koonenberry gold property – a relatively unexplored, district scale exploration play in an area known by local prospectors for its remarkable gold nuggets. As we advance the properties in the current portfolio, EMX also continues to evaluate early stage opportunities worldwide to fill the exploration pipeline.

Another major step forward came with the appointment of Paul Zinkas President of Eurasian Capital, the Company’s newly formed royalty and merchant banking division. Our plan is to develop a dependable revenue stream from a diverse set of highquality projects in base and precious metals, industrial minerals, and energy. Eurasian Capital closed its first royalty acquisition in August, 2010 with the purchase of Phelps Dodge Exploration Sweden AB from Freeport McMoRan Copper and Gold Inc., whose key assets included royalties on the Viscaria and Adak copper deposits in northern Sweden. The Eurarasian Capital initiative is an excellent complement to EMX’s prospect generation business model, and  is specifically designed to enhance the Company’s cash position while growing shareholder value.

The market is the ultimate judge of success, and this last year saw new highs for EMX’s share price and the establishment of a higher trading base at around CAD$2.503.25. This increased share price coincided with raising over CAD$40 million through private placements. A substantial proportion of these financings were placed with Newmont and the IFC, as well as with our new strategic partner Antofagasta. The investments by Newmont, the IFC, and Antofagasta are strong votes of confidence from these top tier organizations. However, the majority of the placements were supported both by loyal, longterm shareholders and a growing number of new investors. The Company’s treasury is substantial, and provides a solid footing for quickly taking advantage of business opportunities as they arise.

As every savvy investor knows, a company’s prospects for success really come down to its people. EMX’s team is one of the best in the junior exploration business, and we strengthened our group over the last year with Brian Levet joining the Board of Directors and Paul Zink’s appointment. Congratulations are also in order to Eric Jensen on his promotion from EMX’s Chief Geologist to Team Leader of Global Prospect Generation. Eric’s energy, geologic expertise, and management insights have been instrumental in moving the Company forward. M. Stephen Enders, a member of our Board of Directors since 2009, was appointed Executive Chairman a little over a year ago, and we are grateful for his keen executive leadership in helping chart the Company’s strategic direction. Finally, as team players we must also recognize the important contributions of our partners, which is comprised of a growing list of prestigious companies that includes Newmont, the IFC, Vale, Antofagasta, Centerra, Inmet Mining, and Freeport McMoran.

The year ahead is full of promising opportunities and we are aggressively pursuing them. As a fellow shareholder in Eurasian Minerals, I thank you for continued support and look forward to another year of successfully building value in your Company.

On behalf of the Board of Directors,

David M. Cole
President and Chief Executive Officer

EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
YEAR ENDED MARCH 31, 2011

GENERAL

This discussion and analysis of financial position and results of operations is prepared as at July 19, 2011, and should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2011 and 2010 and the related notes thereto. Those audited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. All dollar amounts included therein and in the following management’s discussion and analysis (“MD&A”) are expressed in Canadian dollars except where noted. Financial statements and additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com or on the Company’s website www.eurasianminerals.com.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

Eurasian Minerals Inc. (the “Company” or “Eurasian” or “EMX”) is a Vancouver-based mineral exploration company engaged in the acquisition and exploration of precious and base metals properties. The Company conducts exploration on properties located primarily in Turkey, Haiti, the Kyrgyz Republic, Europe, Southwest United States, and the Asia Pacific region. Eurasian Capital, the Company’s royalty and merchant banking division of EMX focuses on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Eurasian is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange as a Tier 1 issuer under the symbol EMX.

COMPANY HIGHLIGHTS

Current year highlights (including subsequent events up to July 19, 2011) included:

  The raising of $40.6 million from private placement financings during the year

  The Company incurred $10,941,182 in expenditures on its exploration portfolio, and recovered $6,185,414 pursuant to its joint venture agreements.

  The appointment of Dr. M. Stephen Enders as Executive Chairman of the Company’s Board of Directors. Dr. Enders brings 35 years of diversified executive and leadership experience in mineral exploration, project development, and mine management, particularly in the gold and copper businesses.

  The appointment of Mr. Brian K. Levet to the Company's Board of Directors. The majority of Brian's career was with Newmont Mining Corporation, most recently as the Group Executive for Worldwide Exploration, and after 27 years of service he announced his retirement earlier this year.

  Announcement of the final 2010 drill results from the Akarca gold-silver project in northwestern Turkey. The 2010 program established the property's district scale gold-silver exploration potential, with multiple prospects and new discoveries occurring over a combined area of more than seven square kilometers

  Consolidation of over 2,200 square kilometers of mineral rights in the highly prospective and under-explored Koonenberry gold belt of New South Wales, Australia.

  Successful negotiation of an agreement with Newmont Ventures Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE:NEM), with Newmont selecting the remaining lands in Haiti subject to the EMX-NEM Strategic Venture Agreement as Designated Projects. All of EMX's properties are now advanced to Designated Project status, with exploration solely funded and managed by Newmont.

  Announcement of the drill results from the Grand Bois project in Haiti that include multiple, near-surface gold intercepts and confirmation of historic drill results from the United Nations and other previous operators.

  Announcement of exploration results for the Vert de Gris porphyry copper-gold prospect located in northwestern Haiti that show clear evidence of a porphyry copper type system.

  Signing of a Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. focused primarily on copper exploration in the country of Sweden.

  Discovery of a new zone of porphyry-copper style alteration and mineralization at Yerington, Nevada during an initial drill program by partner Entrée Gold Inc.

  The completion of the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The Swedish subsidiary holds 1.0% net smelter return royalties over two advanced copper projects in Northern Sweden.

  The signing of a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. that is focused on identifying and developing copper projects in the western United States.

  The Company incurred a net loss for the year of $9,541,528 compared to a net loss of $4,710,114 in the previous year.

CORPORATE DEVELOPMENTS

Changes to Management and the Board

In May 11, 2010 the Company appointed Dr. M. Stephen Enders to the position of Executive Chairman of the Company's Board of Directors. Dr. Enders joined the Board in May 2009, making significant contributions to the strategic direction of the Company. Dr. Enders has over thirty-five years of diversified executive and leadership experience in mineral exploration, project startup and management in mine development and operations. He has previously held the positions of Senior Vice President of Worldwide Exploration for Newmont Mining Corporation and the President of Phelps Dodge Exploration Corporation. He is a graduate in geological engineering from the Colorado School of Mines (B.Sc.) and the University of Arizona (M.Sc.), where he has also earned a Ph.D. in geosciences. Dr. Enders has led teams in a number of new discoveries, as well as in the expansion of mineral resources and reserves for many properties and mines around the world. He is well published, a frequent speaker on industry topics, and a leader in several professional organizations, including the Society of Economic Geologists and the Society for Mining, Metallurgy & Exploration. He is also the recipient of several academic and industry awards, including the 2009 Distinguished Achievement Medal from the Colorado School of Mines.

In August, 2010 the Company announced the promotion of Dr. Eric Jensen from Chief Geologist to Global Generative Exploration Team Leader. In this position, Dr. Jensen is responsible for managing EMX's current business unit programs in Haiti, Turkey, Kyrgyzstan, Australia-Pacific, and North America. He is also be responsible for overseeing the world-wide assessment of new prospect generation business opportunities for the Company. Dr. Jensen was a co-founder of Bronco Creek Exploration, which was acquired by EMX in January 2010, and is best known for his work on alkaline gold systems. He has been an invited speaker at many conferences and symposiums, and continues to teach short courses on mineral exploration. He has extensive experience in the planning and implementation of regional-scale sampling programs and geologic evaluations of properties and prospective terrains. Dr. Jensen graduated from Carleton College in Northfield, Minnesota in 1993 with a B.A. in Geology, and received his PhD in Economic Geology from the Center for Mineral Resources at the University of Arizona in 2003.

In September 2010 the Company announced the appointment of Mr. Paul H. Zink as President of Eurasian Capital, the recently formed royalty and merchant banking division of EMX. Mr. Zink’s focus is on building a portfolio of revenue-generating royalties to complement EMX's prospect generation business model. Mr. Zink most recently served as President of International Royalty Corporation ("IRC"), and comes to EMX after the successful sale of IRC to Royal Gold, Inc. in February 2010. Mr. Zink graduated Phi Beta Kappa from Lehigh University with a bachelor's degree in Economics and International Relations. He has more than 30 years of experience in the financial and extractive industries. Mr. Zink began his career with a 17-year tenure on Wall Street with J.P. Morgan & Co., where he performed industry research and merger and acquisition analysis on mineral companies, banking and project finance advisory work for European mining companies, and sell-side equity research on U.S. mining stocks. His extractive industry experience includes managing Pegasus Gold, Inc.'s acquisition efforts and serving as Chief Financial Officer for Koch Mineral Services, a unit of Koch Industries Inc.

In March 2011 the Company appointed Mr. Brian K. Levet to the Company's Board of Directors. Mr. Levet comes to EMX with thirty-five years of diversified executive and management experience in mineral exploration and operations. His distinguished career has been built upon a track record of team-oriented discovery success, with a number of these discoveries currently in production. The majority of Brian's career was with Newmont Mining Corporation, most recently as the Group Executive for Worldwide Exploration, and after 27 years of service he announced his retirement earlier this year. Before Newmont, Mr. Levet started out with Rio Tinto Rhodesia and Zimbabwe Iron and Steel Corporation after earning a B.Sc. in Geology from the University of London (Derby College of Technology). Brian is recognized within the mining industry for exploration expertise and team leadership that resulted in a number of major discoveries, including the Batu Hijau and Elang copper-gold deposits in Indonesia, the North Lanut gold deposit in North Sualwesi, Indonesia, and the McPhillamys gold deposit in New South Wales, Australia. He also led the team that re-interpreted and defined the Martabe gold deposit in Sumatra, was part of the team that recognized the epigenetic origins of the Telfer gold deposit in Australia, and played a significant role in the identification of Yanacocha as a world-class gold mining camp. These successes in generative exploration highlight a key talent that is being added to EMX's Board with Mr. Levet's appointment.

EXPLORATION REVIEW

EMX continued its aggressive pursuit of the prospect generation business model during the last year, which marked a period of rapid growth and advancement for the Company. Two major breakthroughs for our programs in Haiti include Newmont’s election of all remaining EMX exploration permits to Designated Project status and the discovery of a 1 by 1.5 kilometer zone of porphyry-style mineralization at the Vert de Gris copper prospect. In Turkey, drilling at the Akarca project continued to expand known zones of oxide gold-silver mineralization, in addition to successfully testing high-grade zones recently discovered from geological mapping, geochemical sampling, and geophysical surveys.

The remarkable acquisition of the Koonenberry property in Australia was announced earlier this year, where EMX consolidated over 2,200 square kilometers of mineral rights across an area in which prospectors have recovered thousands of ounces of alluvial gold in the past few years. The area lies 250 kilometers from the nearest known gold prospect, and represents the identification of a district-scale gold exploration play. Subsequent work by EMX has revealed bedrock sources of gold mineralization, along with multiple strong stream sediment and gold-in-soil geochemical anomalies. A property-wide exploration program is underway, and several partnership opportunities are being considered.

Additional highlights from this past year include the establishment of a strategic exploration alliance with Antofagasta SA in Sweden, and a portfolio generation partnership with Vale SA in North America. In both cases, the partner companies will provide funds for regional exploration programs, and properties elected as “Designated Projects” will be subject to earn-in agreements whereby Antofagasta and Vale can earn a 70 and 75% interest, respectively, in projects by sole-funding work through the delivery of a feasibility study. These agreements will give EMX a great deal of support to execute exploration programs in two highly prospective exploration environments, as well as providing a favorable commercial arrangement for advancement of select projects.

EMX’s current projects span four continents and ten countries, and with continued acquisitions EMX now has outright control or shared interests in well over 100 properties globally, including 10 royalty properties, and 73 others in various partnership arrangements. Thus, as a demonstration of EMX’s commitment to the prospect generation business model, a total of 83 properties are currently being advanced wholly or with substantial contributions from partner companies. As properties in the current portfolio are advanced, EMX continues to evaluate new early stage opportunities worldwide to fill the exploration pipeline and set the stage to further enhance shareholder value.

HAITI

The programs in Haiti continued to mark significant Company milestones. EMX and joint venture partner Newmont Ventures Limited (“NEM” or “Newmont”) continued to explore a commanding land position along 130 kilometers of strike length covering most of Haiti's Massif du Nord mineral belt. This emerging new belt of gold and copper mineralization includes properties with historic resources as well as multiple early-stage gold and copper discoveries. Perhaps most noteworthy from the past year was the re-initiation of the JVs exploration programs after the devastating earthquake that struck Haiti in January, 2010. EMX and Newmont initially dedicated all in-country resources and staff to assisting the post-earthquake relief efforts. Following the recovery, the JV directed its energies to resuming exploration operations and thereby contributing to Haiti’s economic advancement and development.

A major Company goal was achieved when Joint Venture partner Newmont elected all of the remaining exploration properties governed by the Strategic Regional Alliance as Designated Projects in January, 2011. All of EMX's exploration properties are now covered as seven Designated Projects (“DP”) that include La Miel, La Mine, Grand Bois, Grand Bois Surrounding Properties JV, Northwest Haiti, Northeast Haiti and North Central Haiti. These Designated Projects contain multiple gold, copper, copper-gold and gold-silver occurrences, prospects, and deposits. Exploration of this portfolio is now solely funded and managed by Newmont as a condition of their Designated Project earn-in requirements. In the spirit of EMX’s partnership business model, this development provides EMX with continued upside exposure to discovery in Haiti, while requiring minimal inputs of capital.

An over-arching focus of 2011’s exploration program so far has been an intense and systematic evaluation of the JV’s extensive property portfolio across northern Haiti. Multiple field teams have been deployed since early this year to conduct reconnaissance geological mapping and geochemical sampling programs. This work has identified a number of new priority targets for follow-up. In addition, the JV has consolidated its land position in Haiti through the acquisition of new permits in prospective areas, as well as by relinquishing ground with low exploration potential.

Advanced negotiations were well underway with the previous government of Haiti on the terms for a Mining Convention agreement prior to the Presidential election earlier this year. Newmont and EMX are looking forward to re-engaging with the new government to complete the approval process as soon as possible. When finalized, the Mining Convention will allow the JV to evaluate priority targets with drilling, and ultimately develop projects all the way through the mining exploitation and final closure stages. Drill-ready projects in the portfolio include the Vert de Gris porphyry copper prospect, multiple high-grade copper-silver-gold prospects at the La Mine Designated Project, and the Savanne La Place epithermal gold prospect at the La Miel Designated Project.

Northwest Haiti Designated Project (includes Vert de Gris prospect)
EMX announced a new discovery at the Vert de Gris prospect in northwestern Haiti during July of last year. Porphyry-style alteration and copper mineralization occurs in outcrops throughout the Vert de Gris area, and soil sampling delineated a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. The dimensions and tenor of the Vert de Gris anomaly compare favorably with copper-in-soil footprints of porphyry copper deposits from around the world, many of which have subsequently been put into production. Rock samples from the area returned up to 7.52% copper and 3.73 g/t gold, and mapped geology and alteration show clear evidence of a laterally extensive porphyry copper-type system. Of special note is a central zone of breccia, measuring approximately 200 by 300 meters, that hosts abundant evidence of copper oxide mineralization as green, copper-stained outcroppings in streambed and hill slope exposures. Moreover, both chalcopyrite and bornite-rich copper sulfide mineralization has been observed in addition to the oxide mineralization. The JV has put substantial effort into building a field camp to support systematic evaluation of the project, which so far includes detailed 1:5000 scale geologic and alteration mapping, airborne and ground geophysical surveys, and detailed geochemical sampling programs.

Regional BLEG stream sediment sampling elsewhere within the Northwest Designated Project area has yielded multiple gold, copper and molybdenum anomalies that are undergoing field follow-up and evaluation by the JV.

Grand Bois Designated Project
The Newmont-EMX JV resumed drilling at the Grand Bois project during the last year with results from an additional thirteen core holes reported in September, 2010. The program was designed to further test the near surface gold zone, as well as the copper exploration potential at lower elevations beneath the gold mineralization. Eleven holes in the historic resource area returned oxide gold intercepts that averaged 2.52 g/t gold over 32.7 meters, and further confirmed the historic drill results from the United Nations and other previous operators. Three holes drilled outside of the historic resource area to the north and southwest returned grades and thicknesses averaging 1.05 g/t gold and 32.3 meters, respectively.

Further, last year’s drilling in and around the historic resource area consistently identified copper mineralization beneath the gold zone, as did two reconnaissance holes drilled 800 meters to the northwest in the area of the Riviere Brunette copper prospect. A northwest trending, 650 by 250 meter geophysical anomaly (IP-chargeability) is coincident with the historic resource area, and remains open laterally and at depth. Similar, untested IP anomalies also occur in the Riviere Brunette area.

The JV’s results at Grand Bois and surrounding target areas clearly established the project’s potential to develop a bulk mineable gold resource, as well as upside copper exploration potential

La Mine Designated Project
Earlier work by EMX resulted in the discovery of three high-grade copper-silver-gold prospects within the La Mine DP’s Treuil license area in western Haiti, named Champagne, Chardonnay, and Bordeaux. These three prospects outline an 18 square kilometer district scale exploration target with consistent rock sample copper grades of over 1%, and associated gold grades increasing towards the south and east. A number of drill-ready targets have been identified.

The Savanne Longue and Terre Neuve licenses are located southwest of the Treuil license. The region hosts multiple copper-gold prospects within a 14 kilometer, northwest trending corridor of skarn-related alteration and mineralization. Early stage geological mapping and geochemical sampling programs are presently underway.

La Miel Designated Project
EMX previously outlined strong epithermal alteration and anomalous gold-silver-copper mineralization at the La Miel Designated Project’s Savane La Place prospect, including trench results of 243 meters averaging 1.71 g/t gold. Over 950 meters of trenching and mapping at the La Croix area (Grande Savanne) defined an alteration zone of 2000 x 700 meters, including a smaller 400 x 500 meter area of silica-clay alteration with barite and iron oxides that correlates with gold mineralization.

Northeast and North Central Haiti Designated Projects
The North Central and Northeast Designated Project’s were initially assessed though reconnaissance BLEG stream sediment sampling programs this last spring. This work resulted in the delineation of one of the largest gold BLEG anomalies found to date in Haiti, and outlines an area of 27 square kilometers. Field follow-up consisting of ridge and spur soil and reconnaissance rock sampling is underway to identify specific targets within the region.

Mr. Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Haiti.

TURKEY

EMX continued to advance the property and royalty portfolio in Turkey, with the Akarca drill program providing one of the exploration highlights this past year. EMX has thirteen exploration and four exploitation licenses covering 34,112 hectares principally located in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, high-grade gold-silver vein, bedded copper-silver, and porphyry copper targets. EMX has two joint ventures in Turkey, including the Akarca and Elmali JV with Centerra Gold Inc. (“Centerra”), and the Sisorta JV with Chesser Resources Limited (“Chesser”). EMX also maintains royalty interests from the Balya and Aktutan properties. Significant drill programs were conducted during the past year at the Akarca JV project and the Balya royalty property, both of which were funded by partner companies. Meanwhile, EMX continued evaluating other projects in the property portfolio, while assessing new exploration opportunities.

Akarca
The Akarca gold-silver JV project, located in Turkey’s western Anatolia region, is an EMX 2006 grassroots exploration discovery. Akarca’s district-scale exploration potential is characterized by multiple prospects and ongoing discoveries of gold-silver mineralization over a combined area of more than twelve square kilometers. Near-surface, oxide gold-silver mineralization is hosted within broad structural zones, and occurs as high-grade veins within lower grade, bulk tonnage targets. The JV’s exploration programs continued to return oxide gold-silver drill intercepts from several mineralized zones, as well as high-grade gold-silver rock channel sample results. The current 2011 program is focused on drill testing several priority targets, as well as discovering additional mineralized zones with mapping, sampling, and geophysical surveys.

The JV’s drill results in the “Central Target” area, comprised of the Kucukhugla, Hugla, and Fula Tepe gold-silver zones, further underscore the bulk minable precious metals exploration potential of a 2.1 by 2.2 kilometer area. This area is also characterized by strongly anomalous surface geochemistry and concealed IP-resistivity targets. Twelve of thirteen core holes drilled in 2010 returned intercepts of near-surface, oxide mineralization in the Kucukhugla and Hugla Tepe zones. This year’s drilling has been concentrated on Fula Tepe and Kucukhugla Tepe, with gold-silver intercepts that have extended and broadened these two zones. Reconnaissance rock samples north of Fula Tepe, and away from the focus of previous work, have returned high-grade assays including 73.8 g/t and 53.1 g/t gold.

The Arap Tepe prospect is located approximately three kilometers east of the “Central Target” area, and occurs in a 3 by 2 kilometer, northwest trending corridor of multiple, sub-parallel zones of gold-silver mineralization, quartz veining and silicification, and IP-resistivity anomalies. The 2010-2011 drilling focused on “Zone A”, and all nine holes returned broad (i.e., 30-50m) intercepts of gold-silver mineralization with higher grade vein-hosted subintervals. Zone A has a drill defined strike length of over 250 meters, with near-surface, oxide drill intercepts that include 50.4 meters averaging 3.39 g/t gold. The majority of Zone A has yet to be drill tested, with further potential along a total strike length of 500 meters. Scout drilling was also conducted in the areas of high-grade surface sampling results from Zone B (surface samples including 54.8 g/t gold and 24.7 g/t silver over 0.7 meters) and Zone C (surface samples including 3.87 g/t gold over 1.0 meter and 17.4 g/t silver over 0.4 meters), with gold-silver intercepts from limited, essentially single-hole drill testing.

Recent discoveries of surface mineralization at Akarca provide further upside exploration potential. The Sarikaya Tepe prospect, located 900 meters west of the Central Target area, hosts a silica replacement and quartz vein zone mapped along strike for approximately 500 meters, with channel samples assaying up to 54.7 g/t gold over 1.8 meters and 182 g/t silver over 3.0 meters. A second new prospect, Percem Tepe, is located approximately 1.2 kilometers north of Arap Tepe, and has three mineralized quartz vein zones with channel sample assays that include 66.0 g/t gold over 1.0 meter and 100 g/t silver over 1.2 meters. This year’s IP-resistivity surveys extended the subsurface projections of the Sarikaya and Percem Tepe gold-silver zones. Follow-up drilling at both prospects is currently underway.

Golcuk
The Golcuk copper-silver property is located in the Eastern Pontides metallogenic belt of northeastern Turkey. The mineralization at Golcuk primarily occurs as stacked, stratabound horizons with disseminated copper and silver hosted in Eocene volcanic units, as well as in localized cross-cutting fault-controlled veins and stockworks of bornite, chalcopyrite and chalcocite.

Previous exploration and drilling conducted in the 1970s by Etibank (Turkish State mining company), and subsequently by RTZ Corporation, focused on a 250 by 200 meter central mineralized zone characterized by historic Roman-era pits and slag piles, and copper oxide stained outcrops. EMX leased the Golcuk property to Turmenka Madencilik Sanayi ve Ticaret A.S. (Turmenka”) in 2007, and they conducted a thirteen hole, 1,863 meter core program to follow-up on the Etibank results. Eight Turmenka holes intersected mineralization greater than 1% copper and 11 g/t silver, including an intercept in hole TGSJ-18 of 13.5 meters averaging 2.57% copper and 41.9 g/t silver.

The property reverted back to 100% EMX control in 2008. EMX’s review of the Turmenka core in 2010 identified previously unrecognized and un-assayed mineralized intervals that either delineated new copper-silver horizons, or expanded zones already known. EMX submitted these new intervals for assay analysis, with updated results that include 31.5 meters of 1.22% copper and 15.1 g/t silver in hole TGSJ-8.

As a broader component of the re-assessment of Golcuk’s exploration potential, EMX completed a soil sampling survey covering an area of approximately 4.5 by 2.0 kilometers. A total of 2,856 samples were analyzed for copper with a handheld XRF device. This rapid field-based assessment extended the size of the central target area a further 300 meters up-slope, and also identified three additional target areas of anomalous copper geochemistry (i.e., greater than 100 ppm Cu) for follow-up. In addition to the basalt-andesite hosted targets outlined above, there is a 1,900 by 650 meter open-ended copper anomaly to the southeast hosted by agglomerates and sedimentary units. EMX is in discussions with multiple parties interested in Golcuk as a JV or acquisition opportunity.

Balya
The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX retains a 4% net smelter royalty at Balya, which was sold to property owner and operator, Dedeman Madencilik San ve Tic. A.S. ("Dedeman") in 2006. Since acquiring the property, Dedeman has drilled over 100 core holes totaling more than 22,000 meters. The ongoing 2011 drill program is focused on further extending and in-filling the Hastanetepe zone, which is a shallowly dipping, 300 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. Recent results include an intercept of 4.2 meters averaging 10.74% lead, 12.06% zinc, and 204.52 g/t silver from hole DB-48C. The Hastanetepe zone remains open for extension along strike, down dip and to depth. Dedeman also plans to drill test a second zone 650 meters south of Hastanetepe later in 2011. This southern zone was first indentified in 2008 with a fan of five reconnaissance holes (DB-29, DB-29A-D). Results included an intercept of 8 meters averaging 7.77% lead, 3.47% zinc, and 43.39 g/t silver.

Dedeman is internally reviewing the Balya property’s potential as a small scale (i.e., on the order of 500 tonnes per day) underground mining operation. As a key step in advancing the project from exploration to production, Dedeman has submitted an application to convert the Balya exploration license (AR20056770) to an exploitation license.

Sisorta
The Sisorta JV project, located in the Eastern Pontides mineral belt, is a bulk tonnage, high sulfidation gold deposit with porphyry copper exploration potential at depth. The property’s NI 43-101 mineral resource estimate reported in June 2009 includes 3.170 million indicated tonnes averaging 0.89 g/t gold, and 11.380 million inferred tonnes averaging 0.58 g/t gold, yielding 91,000 indicated and 212,000 inferred contained gold ounces. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces. EMX and JV partner Chesser are in discussions with a number of groups interested in the property’s near-term gold production potential, as well as the system’s underlying porphyry exploration potential.

Other 2010-2011 Work Conducted by EMX in Turkey
Further evaluation and drill testing of the Elmali low-sulfidation vein prospect is planned for the summer of 2011. Elmali, along with Akarca, is in a JV with Centerra. Centerra will fund 100% of the upcoming Elmali drill program as part of its earn-in requirements. Elsewhere in the portfolio, properties such as the Trab-23 copper porphyry and Alankoy low sulfidation gold projects have received interest from potential JV partners.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Turkey.

AUSTRALIA-ASIA-PACIFIC

The Australia-Asia-Pacific business unit’s first acquisition is the 2,200 square kilometer Koonenberry gold project, a new district-scale exploration opportunity located in New South Wales, Australia. Koonenberry is an important addition to the EMX portfolio given its size and excellent exploration potential in a highly prospective, and also highly competitive, region of the world. A number of additional exploration opportunities have been identified throughout the Australia-Asia-Pacific arena, and evaluations, license applications, and negotiations are currently underway for several properties.

Koonenberry
The Koonenberry property was consolidated as thirteen contiguous exploration licenses acquired either directly by EMX staking, or through agreements with other parties. Koonenberry's potential to host a district-scale discovery is underscored by a substantial quantity of gold nuggets recovered across the area by local prospectors using metal detectors. Much of the recovered gold on the property occurs as multi-gram to multi-ounce nugget specimens, some with attached angular "reef" quartz, suggesting a nearby primary source. These gold occurrences, and other prospective geochemical and structural targets, are covered by EMX's extensive land position along 100 kilometers of the Koonenberry belt's strike length.

There are no records of previous hard rock gold mining in the area, and EMX's exploration objective at Koonenberry is to identify the bedrock source(s) of gold nuggets found on the property. EMX’s first rockchip samples from mineralized bedrock returned 8.71 g/t gold from a metasedimentary unit with visible native gold, 4.07 g/t gold from quartz-sulfide veining associated with a mafic intrusive, and 1.13 g/t gold from a stockwork zone of quartz-sulfide veining exposed within an arroyo. However, the vast majority of the prospective terrain at Koonenberry remains unexplored.

As a result, EMX commenced a systematic property-wide evaluation earlier this year comprised of a high-resolution airborne magnetic and radiometric survey, and stream, soil, and rockchip geochemical sampling. Initial interpretation of the magnetic and radiometric data has provided enhanced definition of potential exploration targets, and most importantly outlined a regional scale antiformal structure coinciding with the principle occurrences of gold nuggets. Assays from the geochemical sampling programs are pending. The results from the project-wide exploration assessment will be used to select priority follow-up targets for trenching and scout drill testing, while ongoing discussions continue with a number of potential JV partners.

Mr. David Z. Royle, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Australia-Asia-Pacific.

EUROPE

EMX’s initiatives during the last year were principally directed to advancing the exploration programs in Sweden. Elsewhere in Europe, ongoing evaluations identified additional early-stage business opportunities that are currently being pursued.

Sweden
Over the past year EMX’s Swedish subsidiary has consolidated a property portfolio totaling 600 square kilometers of exploration permits, acquired royalties on two advanced copper projects (the Viscaria and Adak properties), and signed a Strategic Alliance and Earn-In Agreement with Antofagasta Minerals S.A. (“Antofagasta” or “AMSA”). AMSA is the mining division of Antofagasta Plc, a Chilean-based mining company listed on the London Stock Exchange. EMX’s portfolio includes a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration targets, in addition to known areas of copper, gold, and platinum group element (PGE)-enriched styles of mineralization.

EMX and Antofagasta Agreement. EMX entered into a Strategic Alliance and Earn-In Agreement with Antofagasta earlier this year that is primarily focused on copper exploration in Sweden. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and assigns EMX’s Kiruna South copper properties as a Designated Project.

Strategic Alliance. EMX and Antofagasta will work together on generative programs for the next two years to identify prospective copper exploration targets throughout Sweden. Properties with high exploration potential will be nominated by EMX for Antofagasta’s consideration as “Designated Projects”. Antofagasta can choose to accept the “Designated Project” status for a property, thereby entering into a Joint Venture Earn-in Agreement with rights to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta.

In support of the alliance activities, Antofagasta is funding at least $250,000 USD annually toward generative efforts for a two year period, which may be extended by mutual agreement. After initial review, three permits have been retained under the Strategic Alliance (Ussavaara and Norrmyan 1 & 2), and three permits have reverted back to 100% EMX control (Rumma 1 and Storasen 1 & 2).

Kiruna South Designated Project. Antofagasta selected seven properties, known collectively as the "Kiruna South Properties", as the initial Designated Project under the alliance. These properties are located in the world-class Kiruna iron-copper-gold metallogenic province of northern Sweden, and include EMX's Pikkujärvi 1, 2, 3 and 4, Puoltsa 10, Kalixfors 1, and Saivo 1 permits. The Pikkujärvi and Puoltsa properties host several IOCG targets, including a zone of historic drill-defined copper and gold mineralization on the Pikkujärvi 1 permit. Coincident geophysical and geochemical anomalies persist for approximately four kilometers along strike; these areas have not yet been drill tested. In addition, a number of untested copper and molybdenum geochemical anomalies, as well as porphyry copper-gold-molybdenum occurrences are located elsewhere in the "Kiruna South Properties".

The initial focus for the Kiruna South Designated Project has been on intense alteration and copper-gold mineralization that was intersected in a shallow 80 meter hole drilled by Swedish Geological AB (a state-owned exploration service company) in the mid 1980's at the Sakkek prospect. The hole was drilled along the margin of a prominent 1.5 by 1 kilometer geophysical anomaly that coincides with a stock of quartz-feldspar porphyry, and contains a one meter intercept averaging 2.07 % copper and 0.31 g/t gold. EMX has recently concluded a shallow, 1,727 meter geochemical sampling campaign through glacial till to the “top-of-bedrock” at 131 sites in the Sakkek area. Initial geochemical results extended the zone(s) of anomalous copper in the area (determined by semi-quantitative hand-held XRF analysis). Follow-up diamond drill tests are slated for the 2011-2012 winter drilling season.

EMX’s Acquisition of Royalty Properties and Other Assets. EMX acquired royalties on the Viscaria and Adak advanced copper projects in northern Sweden from Freeport-McMoRan Exploration Corporation ("FMEC"). These royalty properties were part of EMX’s acquisition of the assets of FMEC's wholly owned Swedish subsidiary, Phelps Dodge Exploration Sweden AB ("PDES"), which also included the Rumma 1 and Norrmyran 1 exploration permits and country-wide exploration databases.

The Viscaria and Adak projects, which are being developed by Avalon Minerals Ltd. (ASX: AVI), are the subject of 1.0% NSR royalties in favor of EMX. Under a separate royalty agreement, EMX will be obligated to pay half of any production royalties (0.5% NSR) received from Avalon to Outokumpu Oyj, up to a maximum of US $12 million. This yields to EMX an effective 0.5% NSR royalty until the cap on its payments to Outokumpu is reached, at which point EMX will retain the full 1% NSR royalty payments. Avalon issued a positive pre-feasibility study for Viscaria in October 2010, based upon JORC compliant copper-zinc-iron resources and a mining operation of 1.5 to 3.0 million tonnes per year. Avalon has announced that a feasibility study is currently underway.

In addition to the alliance activities and royalty interests, EMX has continued to acquire and advance other exploration properties throughout Sweden. Compilation of historic data from the Storåsen copper-gold-PGE property in central Sweden had led to the identification of multiple exploration targets, and a follow-up sampling program is planned for the summer of 2011 in anticipation of drill testing later this year. The Storåsen property will be advanced outside of the EMX-AMSA alliance.

Serbian Royalty Properties
The company has a 1 – 2% NSR over certain properties that are currently held by Reservoir Capital Corp. These properties are part of a proposed spin-out into newly formed Reservoir Minerals Inc. EMX’s Serbian properties were sold to Reservoir Capital in 2006 for cash, a net smelter return, and other considerations.

Dr. Duncan Large, Eur. Geol., C. Eng, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Europe.

NORTH AMERICA

EMX continued to advance the property and royalty portfolio in North America during the last year through its wholly-owned subsidiary Bronco Creek Exploration (“BCE”). EMX has 19 exploration properties covering 31,539 hectares that are located in Arizona, Nevada, and Wyoming. The properties include porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Drill programs were conducted during the past year at the Yerington West, Mineral Hill, Middle Mountain, Red Hills, Cathedral Well, and Silver Bell West projects, all of which were funded by partner companies. EMX continued with on-going evaluation of other projects in the property portfolio in addition to acquiring five new properties available for joint venture.

In April of this year, the Company established a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale") that is focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program managed by EMX and 100% funded by Vale, with a minimum first year expenditure of US$350,000. The regional program can be renewed on an annual basis by mutual agreement of both parties. Vale has the first right of offer on all of BCE’s new projects generated within the states of Arizona, Nevada, Utah, Idaho and Montana, and those properties already in the portfolio that are currently available for partnership. Vale can earn an initial 60% Designated Project interest by spending $4.5M in exploration over a four year period. Vale has elected the Mesa Well copper property as the first Designated Project.

EMX now has seven joint ventures through BCE, five of which are slated for drilling in 2011-2012 with partner funding:

  Yerington West JV with Entrée Gold Inc. (“Entrée”)
  Mesa Well JV with Vale
  Superior West JV with Freeport-McMoRan Mineral Properties (“Freeport”)
  Middle Mountain JV with GeoMinerals Ltd. and Inmet Mining Corp. (“Geo-Inmet”)
  Silver Bell JV with GeoMinerals (“Geo”)

The other two JV’s are with Golden Predator Corp. on the Mineral Hill property in Wyoming and GeoMinerals Ltd and Inmet Mining Corp (“Geo-Inmet”) on the Red Hills property in Arizona.

Yerington West
The Yerington West JV property (also known as the Roulette property) is located in the Yerington mining district of west-central Nevada. A new porphyry target concealed beneath younger cover rocks was discovered during a 2010 drill program, based upon BCE’s updated structural reconstructions and interpretations of Yerington’s alteration zoning patterns. During the 2010 drill program, one hole successfully reached target rocks below 350 to 500 meters of post-mineral cover (three others failed to reach the target rocks due to poor drilling conditions). The successful hole intersected 120 meters of porphyry-style mineralization with quartz-sulfide veining and visible chalcopyrite. A 20.7 meter intercept averaged 0.14% copper. A follow-up drill program is slated to begin in the third quarter of 2011.

Middle Mountain
The Middle Mountain project, located in central Arizona, is a porphyry copper-molybdenum target identified by BCE geologists in 2006. JV partner GeoMinerals, through funding from Inmet Mining Corp., completed a 1,600 meter drill test of the property. Hole MM-24 encountered 78 meters of quartz-sericite-pyrite alteration starting at a depth of 71 meters. The JV has permitted 14 additional sites for a follow-up drill program slated to commence later in 2011.

Silver Bell
The Silver Bell West JV property is located within the Silver Bell Mining District in south central Arizona, adjacent to Grupo Mexico’s producing Silver Bell open pit copper mine. GeoMinerals completed 281 meters of drilling in two short core holes in one of the target areas. The program was designed to test the igneous-sedimentary contact aureole adjacent to outcrops of weak copper mineralization. A follow-up drill program is scheduled to begin in the third quarter of 2011.

Mineral Hill
The Mineral Hill JV property, located in the Black Hills of northeastern Wyoming, was joint ventured with Golden Predator in 2010. The property covers gold epithermal targets in alkalic rocks and a newly discovered gold-copper zone associated with porphyry style mineralization. A 1,262 meter drill program was completed to test the porphyry gold-copper mineralization target, with intercepts that included 106 meters averaging 0.25 g/t gold and 0.14 % copper in hole GPM-4, and 76 meters averaging 0.32 g/t gold and 0.14 % copper in GPM-5. Other holes cut narrower, gold-rich zones, including an intercept of 4.5 meters averaging 2.9 g/t gold in hole GPM-1.

In October of 2010, a petition brought to the Wyoming Environmental Quality Counsel (“WYEQC”) by the Biodiversity Conservation Alliance to designate a large area, partially encompassing the Mineral Hill project, under “Very Rare and Uncommon” status was held in Sundance, Wyoming. The WYEQC denied the petition on a 5 to 1 vote, thereby eliminating this potential encumbrance on the property. The JV is preparing the necessary permits for a follow-up drill program.

Superior West
The Superior West JV property is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property and its inferred resource of 1.34 billion tonnes averaging 1.51% copper (Rio Tinto Plc news release dated May 29, 2008). The Superior West property covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. In 2010, JV partner Freeport completed a magnetotelluric geophysical survey over the property to delineate drill targets, and is presently permitting three sites slated for drilling in the third quarter of 2011.

Cathedral Well
The Cathedral Well project occurs within the southeastern extension of Nevada’s Battle Mountain-Eureka gold belt, and hosts several sediment-hosted gold targets identified by EMX through geologic mapping and soil geochemistry. JV partner Eldorado Gold Corp. (“Eldorado”) completed a 1,426 meter, six hole drill program to test for the extension of known gold mineralization under younger gravels. Four of the six holes reached the targeted depths, and encountered weakly altered host rocks. As a result of completing the initial 2010 drill program, Eldorado fulfilled its commitments to earn a 0.5% NSR on the project by spending a total of $785,373 in exploration costs and a cash payment of $133,916 to EMX. Eldorado terminated its JV interest in the project, while retaining the NSR 0.5% royalty interest. The property has now reverted 100% back to EMX, and is currently available for partnership.

Other 2010-2011 Work Conducted by EMX
EMX expanded the land positions at the Bullion Creek and Red Picacho properties, located in central Arizona, by staking an additional 1,257 hectares. The target is an epithermal gold system hosted within intensely pyrite altered Tertiary volcanic and older basement rocks. Geologic mapping and stream sediment (BLEG) sampling programs led to the recognition of a highly altered zone in an area of roughly two by five kilometers containing anomalous gold mineralization. Rock chip sampling verified a local source of gold mineralization seen in stream sediments.

At the Copper Basin porphyry copper property, an additional 502 hectares were acquired through the staking of 60 unpatented federal lode claims. The new land acquisition lies east of a historic, non 43-101 compliant resource of one billion tons averaging 0.17% copper and 0.031% molybdenum (Graybeal, F.T., 1974: Copper Basin Prospect, Yavapai County, Arizona, Unpublished ASARCO memorandum).

EMX acquired two new Nevada gold projects, Cruiser Gold and Frasier Creek through claim staking. The Cruiser Gold project is a volcanic- and sediment-hosted gold target within a Tertiary caldera margin and consists of 1,763 hectares. The Frasier Creek property covers 1,641 hectares and contains sediment-hosted gold and porphyry copper targets. These two properties are currently undergoing early stage evaluation by EMX.

Eldorado funded a new geologic mapping and soil sampling program at the Richmond Mountain project located in Eureka, Nevada. This work defined a large area of alteration and evidence for near surface target rocks. Eldorado terminated its JV interest in the project while retaining the rights to a 0.5% NSR from completing $440,315 in exploration expenditures and making a cash payment to EMX of $137,989. The property has reverted back to 100% EMX control, and the Company is re-evaluating the project’s exploration targets.

Mr. Dean D. Turner, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on North America.

KYRGYZ REPUBLIC

EMX has four exploration licenses in the Kyrgyz Republic, with the Gezart and Akart licenses located in the Southern Tien Shan mineral belt, and the Uchkol and Suchodol licenses occurring in the northern part of the country. EMX’s work in the last year was concentrated on the Gezart project.

Gezart License
The Gezart property hosts multiple styles of gold mineralization developed over an extensive area, and aligned along the regional scale, northeast-trending Abshir structural zone. EMX has focused on the granitoid-hosted gold mineralization at the Orgatash and Gezart prospects, but sediment-hosted and skarn styles of gold mineralization provide additional exploration potential.

EMX conducted a ten-hole, 2,375 meter diamond drilling campaign at Gezart from November 2010 to January 2011. This program met the drilling requirements to keep the property in good standing for both 2010 and 2011. As a result, the work requirements for 2011 are modest (geological mapping, trenching, and sampling), giving the Company an opportunity to fully assess the project’s exploration potential while carrying on discussions with parties interested in the property.

Gezart Prospect. The gold mineralization at the Gezart prospect occurs within a northeast trending, 1800 by 300 meter corridor of sheeted quartz vein swarms principally hosted in granodiorite. The quartz veins range in width from several millimeters up to one meter, and many of the veins strike north-south with steep dips, which is consistent with orientations of other mineralized veins in the area. The north-south vein sets often have visible gold in hand samples.

The Gezart prospect drilling consisted of eight holes totaling 1,935 meters (GDDH-01 to -08), and was designed to test the down-dip projections of gold zones mapped and sampled at the surface. The most promising target area was inaccessible for the core rig due to weather and access conditions, so the drilling was diverted to secondary targets. All eight holes intersected gold mineralization, but the vein intercepts were relatively thin and the grades typically lower than expected, with an average width of 1.65 meters and a weighted average grade of 1.05 g/t gold. Seven of the holes intersected multiple gold mineralized vein intercepts (i.e., from 3-6 in a given hole). Notwithstanding these results, the Gezart Prospect’s primary target area still remains undrilled.

Orgatash Prospect. The Orgatash prospect, located nine kilometers east of the Gezart prospect, had been the focus of EMX’s previous programs with over 5,600 meters of trench sampling and 1,511.9 meters of core drilling. This work defined an intrusion-related gold zone with surface dimensions of approximately 600 by 500 meters at a 0.3 g/t cutoff. The gold mineralization occurs from the surface to shallow depths (i.e., less than 100 meters), and has grade characteristics and size potential consistent with a bulk tonnage exploration target.

The two Orgatash holes (ODDH-12 and -13) drilled during the reporting period totaled 440 meters, and tested the northward continuity of mineralization into hornfels units adjacent to the granodiorite-hosted gold zone. The results from ODDH-12, drilled within 65 meters of the granodiorite contact, intersected anomalous gold mineralization in 11% of the drilled intervals. ODDH-13 stepped out 290 meters from the granodiorite contact, and intersected hornfels-hosted, anomalous gold mineralization (i.e., > 0.1 g/t Au) in over 30% of the intervals. Together, these two holes further established the drill defined continuity of gold anomalism into the hornfels units north of the main gold zone. The target remains open to the east and the south.

Dr. Pavel Reichl, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on the Kyrgyz Republic.

RESULTS OF OPERATIONS

Year ended March 31, 2011 compared to the year ended March 31 , 2010

The net loss for the year increased by $4,831,414 to $9,541,528 (2010 - $4,710,114). This loss was made up of $4,755,768 in net exploration expenditures, $5,944,149 in general and administrative expenses, a credit of other items totaling $515,074, and $643,315 in income tax recovery. Some of the factors contributing to the increase in net loss are as follows:

  Net exploration expenditures increased by $2,160,728 mainly due to increased activities in Sweden, Asia Pacific, and a full year of expenditures from the Company’s North American wholly owned subsidiary, Bronco Creek Exploration which was acquired in January 2010.
  Consulting fees increased by $573,919 due to the additional consulting costs incurred on the Company’s strategic business development plans and the addition of senior management personnel during the year.
  Professional fees increased by $257,391 and can be attributed to an increase in audit, legal and tax costs due to the expanding business activity of the Company, and due diligence on proposed acquisitions and strategic partnerships.
  Stock based compensation expense increased from $479,437 to $2,819,284. There were a larger number of options being granted in the current year at higher prices which increased the fair value amount calculated for the options granted. Additionally, common shares were granted for discretionary bonuses to officers, directors, employees, and consultants as part of the Company’s compensation plan.
  The Company had a $1,074,394 gain during the year on the sale of some of its marketable securities, while a gain of $625,961 was incurred in the prior year. The marketable securities appreciated from the cost incurred at the time the Company acquired them as strategic investments or as option payments on properties held by the Company.
  The Company incurred a $278,380 write-off of mineral property costs associated with the Akoguz license in the Kyrgyz Republic in the previous year while no write-offs occurred in the current year.

  The Company recorded a loss on dilution of investment of $142,400 in the current year relating to the earn-in by the Company’s joint venture partner Chesser Resources of 51% of the Sisorta project in Turkey.
  An income tax recovery of $643,315 was generated by the loss in the US and Sweden this year as the Company recognized the future benefit of the losses generated from exploration in the US and Sweden. The Company incurred future income tax liabilities when in originally acquired the US and Swedish wholly owned subsidiaries.

Three month period ended March 31, 2011 compared to the three month period ended March 31, 2010

The net loss for the period increased by $2,608,016 to $3,068,751 (2010 - $460,735). This loss was made up of $1,719,973 in net exploration expenditures, $1,610,015 in general and administrative expenses, and a loss in other items totaling $362,835. Some of the factors contributing to the increase in net loss are as follows:

  Net exploration expenditures increased by $1,241,880 primarily due to new and increased activities in Sweden, Asia Pacific, and the US.
  Stock based compensation increased by $429,268 due to stock options being granted to a director and three consultants in the current quarter. Additionally, the expense associated with the accrual for future bonus share issuances was incurred this quarter.
  Professional fees increased by $116,875 to $145,004 due to increased legal costs associated with the Company’s strategic business development and due diligence.
  The Company had a small loss on the sale of some of its marketable securities of $15,050 during the quarter, compared to a $353,019 gain during the prior comparative quarter.
  The foreign exchange loss of $326,853 (2010 – loss of $124,812) results mainly from the conversion of US monetary item balances to CAD for reporting purposes. The Company held a larger amount of US monetary items compared to the prior year’s quarter.
  Interest income of $137,480 comprises interest on cash held with banking institutions, and is higher than $3,027 of interest for the comparative quarter due to a substantially increased treasury.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at March 31, 2011 was $47,948,143 compared with $13,592,694 at March 31, 2010. The increase in working capital of $34,355,449 from March 31, 2010 was due primarily to cash received from three private placements, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options offset by its loss from operations. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL FINANCIAL INFORMATION

The following should be read in conjunction with the Company’s audited financial statements.

Fiscal Years Ended	March 31	March 31	March 31
	2011	2010	2009
Financial Results
Exploration expenditures (net)	$4,755,768	$2,595,040	$2,162,336
Net loss	(9,541,528)	(4,710,114)	(2,996,202)
Net loss per share - basic and diluted	$(0.24)	$(0.16)	$(0.11)

Financial Position
Working Capital	$48,148,143	$13,592,694	$9,894,404
Mineral Properties (net)	9,693,830	10,109,487	936,300
Total Assets	60,638,171	25,688,242	14,194,290
Share Capital	75,058,770	31,984,129	20,673,712
Deficit	(24,442,976)	(14,901,448)	(10,191,334)

QUARTERLY INFORMATION

	March 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2011	2010	2010	2010
Exploration expenditures	$3,189,698	$3,054,611	$2,544,253	$2,152,620
Exploration recoveries	(1,469,725)	(1,478,428)	(2,062,189)	(1,175,072)
Stock-based compensation	601,867	354,416	571,103	1,291,898
Net loss for the period	(3,049,507)	(2,310,223)	(1,706,861)	(2,474,937)
Basic net loss per share	(0.08)	(0.06)	(0.04)	(0.07)
Diluted net loss per share	(0.08)	(0.06)	(0.04)	(0.07)

	Mar. 31	Dec. 31	Sep. 30	June 30
Quarter Ended	2010	2009	2009	2009
Exploration expenditures	$1,430,990	$1,982,527	$2,250,188	$2,193,195
Exploration recoveries	(952,897)	(1,175,442)	(1,775,736)	(1,357,785)
Stock-based compensation	172,599	13,599	15,937	277,302
Net loss for the period	(460,735)	(1,728,520)	(846,318)	(1,674,541)
Basic net loss per share	(0.02)	(0.06)	(0.03)	(0.05)
Diluted net loss per share	(0.02)	(0.06)	(0.03)	(0.05)

RELATED PARTY TRANSACTIONS

During the year ended March 31, 2011, the Company paid or accrued $1,212,176 (2010 – $715,995) to directors and officers or companies controlled by directors and officers for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $769,308 (2010 - $375,685) is included in consulting costs, $72,000 (2010 - $24,000) is included in professional fees for director services, and $372,868 (2010 - $340,310) is included in administrative services and office costs which were paid to Seabord Services Corp., a management company controlled by a director, for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2011, a total of $24,158 (2010 - $193,126) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2010 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

MANAGEMENT COMPENSATION

During the year ended March 31, 2011, Eurasian paid or accrued $481,607 (2010 - $305,514) to a Company controlled by David M. Cole, the President and CEO, for management services. The Company paid $101,701 (2010 - $75,650) to a Company controlled by M. Stephen Enders, the Company’s Executive Chairman. These amounts are included in the related party transactions above as consulting costs. Christina Cepeliauskas, the Chief Financial Officer and Valerie Barlow, the corporate secretary are employees of Seabord Services, a management services company that is a related party referenced above, and received no management compensation from Eurasian. For the year ended March, 2011 the Company’s three (2010 – four) non-executive directors were each paid $24,000 (2010 - $15,000).

NEW ACCOUNTING POLICIES

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective January 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP in line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS and therefore does not expect that these new Handbook sections will have a significant impact on the Company’s financial statements in the interim period.

Convergence with International Financial Reporting Standards (“IFRS”)

The Company has completed the following steps which are subject to review by the Company’s auditors and possible amendment thereafter:

  Determined its IFRS accounting policies
  Chosen which of the optional exemptions that it will take on the initial transition to IFRS
  Determined that only minor changes to internal controls and disclosure controls will be required in order implement IFRS.
  Determined that the only significant adjustment to the transition balance sheet will be the reduction of future income tax liabilities in the amount of $3,439,980 which pertained to exploration properties acquired in the acquisition of Bronco Creek Exploration and the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB. The offsetting adjustment will be to reduce the carrying value of mineral properties.

Below are some specific comments on the more significant IFRS standards which impact the Company:

a)	Business Combinations

The Company has accounted for its more recent business combinations as asset acquisitions under GAAP and under IFRS 3, the treatment is the same. However, the Company did not do a detailed review of all historical business combinations and has decided to take the IFRS 1 election regarding business combinations, and not restate any combinations prior to the transition date.

b)	Exploration for and Evaluation of Mineral Resources

EMX has decided to maintain its policy of expensing its exploration and evaluation costs under IFRS. This is the same treatment as the Company had under GAAP and as a result there is no transition date adjustment. Under IFRS impairment testing of these assets is more rigorous than under GAAP. However, there is less likelihood that impairment will occur because EMX only capitalizes its mineral property acquisition costs.

c)	The Effects of Changes in Foreign Exchange Rates

The Company has not finalized its determination of the functional currency of its subsidiary companies. This is a key determination and if the functional currency of the foreign subsidiaries is determined to be their local currency instead of the Canadian dollar, then the translation gains or losses would be reported as part of other comprehensive income. Under GAAP, translation gains and losses for all the Company’s foreign subsidiaries are reported in the income statement.

d)	Property, Plant and Equipment

For IFRS the Company will carry its equipment at cost, less accumulated depreciation and accumulated impairment losses. This is the same treatment as it is currently using under GAAP. The Company will have to break out its equipment into more detailed categories as prescribed under IFRS. However, EMX’s equipment assets consist mainly of vehicles, office items and computers and none of these assets requires componentization and accordingly this reduces the amount of work involved on the transition to IFRS.

e)	Financial Instruments

Aside from cash, receivables and accounts payable, EMX has investments in common shares and warrants of Canadian listed companies. The standard under GAAP was substantially converged with the IFRS standard and these investments have been recorded at fair value under GAAP and accordingly there is no transition date adjustment required for IFRS.

f)	Future Income Taxes

Under GAAP EMX recognized a future income tax liability on the acquisition of Bronco Creek Exploration and the purchase of a Swedish subsidiary where the fair value of some of the mineral properties acquired exceeded their tax values in a transaction which was not a business combination and affected neither accounting profit or loss nor taxable profit or loss. IFRS does not permit the recognition of deferred taxes on such transactions. As a result on EMX’s transition balance sheet there will be an adjustment which reduces future income tax liabilities by $3,439,980 with an offsetting reduction in mineral properties.

g)	Share-Based Payments

The Company uses the Black-Scholes option pricing model to value its stock option grants and this procedure complies with the IFRS standard as well. There are differences between GAAP and IFRS in how awards are valued for both employees and non-employees, however there is a transitional provision under IFRS 2 – Share-base Payment that restricts the application of this IFRS standard on the transition date to options that have not yet vested. In EMX’s case all outstanding options had vested at the transition date and therefore there is no IFRS adjustment is required for share-based payments.

Internal Controls Over Financial Reporting and Disclosure Controls
After selecting its accounting policies under IFRS, EMX has determined that the differences from GAAP are not significant enough to require major changes to internal controls over financial reporting and disclosure controls. The change in standards will mainly impact the collection and reporting of information at the head office level. The Company expects that it will have to add some additional general ledger accounts to capture some information at a more detailed level and also to amend worksheet calculations to comply with the new IFRS standards, mainly in terms of providing more detail for the notes to the financial statements. The Company will also have to amend its quarterly checklists for financial statement preparation and disclosure to ensure that all of the differences under IFRS are monitored and completed correctly. These changes are important and are being addressed but do not require a significant effort.

Financial Reporting Expertise
The Company has been training staff in IFRS through courses, work with consultants and through working directly on the conversion project. Training is on-going but the Company expects that the staff directly involved in the preparation of IFRS financial statements has sufficient expertise and will have adequate supervision in order to comply with these new financial reporting standards for the first quarter of 2011.

Information Technology (“IT”) Systems
EMX has determined that some changes to its head office general ledger system will be required in order to capture sufficient information to report under IFRS. In addition some spreadsheet working papers which support general ledger journal entries or which support financial note disclosures will have to be modified to ensure compliance with IFRS. However, these changes are not complex and EMX does not expect that any outside resource will be required to complete them and that these changes can be accommodated in the normal quarterly workflow.

The Company expects to meet its IFRS reporting requirements for its first quarterly report in 2011.

RISKS AND UNCERTAINTIES

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in certain of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

The market prices for silver, gold and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Foreign Country and Political Risk

The Company is operating in countries that currently have varied political and economic environments. As such, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and/or site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but for the most part it incurs its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

SUBSEQUENT EVENTS

  The Company issued an aggregate of 52,639 common shares pursuant to three property acquisition agreements.

  The Company issued 409,300 common shares on exercise of stock options.

  The Company issued 85,000 common shares to two consultants of the Company pursuant to a bonus share grants to be or previous announced and approved.

OUTSTANDING SHARE DATA

At July 19, 2011 the Company had 51,520,568 common shares issued and outstanding. There were also 2,716,867 stock options outstanding with expiry dates ranging from October 1, 2011 to March 25, 2016, 2016 and 13,457,629 warrants outstanding with expiry dates ranging from January 29, 2012 to November 8, 2015.

EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

March 31, 2011

DAVIDSON & COMPANY LLP
	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc. which comprise the consolidated balance sheets as at March 31, 2011 and 2010 and the consolidated statements of operations and deficit, cash flows and comprehensive loss and accumulated other comprehensive income for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at March 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 19, 2011

EURASIAN MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
As at March 31,

	2011	2010

ASSETS

Current
Cash and cash equivalents	$48,370,004	$11,095,799
Investments (Note 5)	353,501	2,875,968
Receivables	577,737	570,836
Prepaid expenses	377,180	150,996
Gold inventory	71,721	-
	49,750,143	14,693,599

Restricted cash (Note 6)	387,124	236,558
Equipment (Note 7)	314,916	375,015
Equity held investment (Note 8)	79,121	-
Mineral properties (Note 9)	9,693,830	10,109,487
Reclamation bonds (Note 10)	413,037	273,583
	$60,638,171	$25,688,242

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,405,012	$718,031
Advances from joint venture partners	197,188	382,874
	1,602,200	1,100,905
Future income tax liability (Note 14)	2,534,458	3,131,547
	4,136,658	4,232,452

Shareholders' equity
Capital stock (Note 11)	75,058,770	31,984,129
Commitment to issue shares (Note 11)	491,996	100,365
Contributed surplus (Note 11)	5,393,723	3,407,896
Accumulated other comprehensive income	-	864,848
Deficit	(24,442,976)	(14,901,448)
	56,501,513	21,455,790

	$60,638,171	$25,688,242
Nature of operations (Note 1)
Subsequent events (Note 17)

On behalf of the Board:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2011	2010

EXPLORATION EXPENDITURES (Note 9)	$10,941,182	$7,856,900
Less: recoveries	(6,185,414)	(5,261,860)
	4,755,768	2,595,040

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services and office costs	986,600	607,713
Amortization	1,402	11,331
Consulting	1,266,227	692,308
Investor relations and shareholder information	228,411	316,419
Professional fees	495,510	238,119
Stock-based compensation (Note 11)	2,819,284	479,437
Transfer agent and filing fees	146,715	71,702
	5,944,149	2,417,029
Loss before other items	(10,699,917)	(5,012,069)

OTHER ITEMS
Foreign exchange loss	(519,792)	(522,169)
Gain on investments	1,074,394	625,961
Loss on disposal of equipment	(47,322)	(49,662)
Change in fair value of held-for-trading investments	(79,539)	172,992
Write-off of mineral property (Note 9)	-	(278,380)
Interest income	229,733	82,793
Loss on dilution of investment in a former subsidiary	(142,400)	-
	515,074	31,535

Loss before income taxes	(10,184,843)	(4,980,534)
Income tax recovery (Note 14)	643,315	270,420
Net loss for the year	(9,541,528)	(4,710,114)
Deficit, beginning of year	(14,901,448)	(10,191,334)
Deficit, end of year	$(24,442,976)	$(14,901,448)

LOSS PER SHARE INFORMATION
Basic and diluted loss per common share	$(0.24)	$(0.16)

Weighted average number of common shares outstanding	40,055,905	29,331,005

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2011	2010

OPERATING ACTIVITIES
Net loss for the year	$(9,541,528)	$(4,710,114)
Items not affecting cash:
Gain on sale of investments	(1,074,394)	(560,258)
Change in fair value of held-for-trading investments	79,539	(172,992)
Loss on disposal of equipment	47,322	49,662
Recognition of unrealized gain in accumulated other comprehensive income	-	(65,703)
Shares issued as bonus payment	953,760	115,440
Commitment to issue shares for bonus payments (Note 11)	391,631	100,365
Shares received for option payments	(107,825)	(135,000)
Amortization	141,602	85,191
Loss on dilution of investment in a former subsidiary	142,400	-
Write-off of mineral property	-	278,380
Unrealized foreign exchange loss (gain)	105,379	15,648
Future income tax recovery	(643,315)	(270,420)
Stock-based compensation	2,119,328	479,437
Change in non-cash working capital items
Receivables	(19,160)	1,355,973
Prepaid expenses	(233,484)	66,011
Accounts payable and accrued liabilities	772,246	(334,974)
Advances from joint venture partners	(152,967)	(145,332)

Net cash used in operating activities	(7,019,466)	(3,848,686)
INVESTING ACTIVITIES
Proceeds from sale of marketable securities	3,440,659	1,686,700
Reduction of cash on dilution of investment	(49,250)	-
Purchase of gold inventory	(76,988)	-
Proceeds from sale of gold inventory	4,671	-
Acquisition of marketable securities	(872,653)	(1,075,890)
Restricted cash increase	(150,566)	(174,078)
Reclamation bond increase	(174,671)	(31,719)
Acquisition of subsidiary	(155,070)	(202,872)
Cash acquired from acquisition of subsidiary	63,367	352,335
Acquisition of mineral properties	(127,752)	(263,537)
Recoveries of mineral properties from joint venture partners	924,620	-
Purchase of equipment	(130,589)	(80,968)

Net cash provided by investing activities	2,695,778	209,971
FINANCING ACTIVITIES
Proceeds received from private placements	40,655,000	5,272,590
Share issuance costs	(185,607)	(98,226)
Proceeds on exercise of stock options	1,125,392	760,200
Proceeds on exercise of warrants	3,108	-

Net cash provided by financing activities	41,597,893	5,934,564
Change in cash and cash equivalents during the year	37,274,205	2,295,849
Cash and cash equivalents, beginning of year	11,095,799	8,799,950

Cash and cash equivalents, end of year	$48,370,004	$11,095,799

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
(Expressed in Canadian dollars)
YEARS ENDED MARCH 31

	2011	2010

Loss for the year	$(9,541,528)	$(4,710,114)

Other comprehensive income (loss)

Unrealized gain on available-for-sale investments	-	936,278
Future income taxes on available-for-sale investments	-	(132,936)
Realization of previously unrecognized gain on available for sale investments, net of future income tax recovery	(864,848)	(65,703)

Comprehensive loss	$(10,406,376)	$(3,972,475)

Accumulated other comprehensive income , beginning of the year	$864,848	$127,209

Other comprehensive income for the year	-	737,639
Realization of previously unrecognized gain on available for sale investments , net of future income tax recovery	(864,848)	-

Accumulated other comprehensive income, end of year	$-	$864,848

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (the “Company” or “Eurasian”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

The Company is currently exploring and has not yet acquired a mineral property containing reserves that are economically recoverable. In the event the Company completes an acquisition, the recoverability of amounts capitalized for mineral properties is dependent upon the discovery of sufficient economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral properties, the ability of the Company to arrange appropriate financing to complete the development of the mineral properties and upon future profitable production or proceeds from the sale of the mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of Eurasian and its wholly-owned subsidiaries. The Company acquired its wholly-owned subsidiary Bronco Creek Exploration Ltd. (“BCE”) on January 20, 2010 (see Note 4) and its results from operations and cash flows from that date have been included in these consolidated financial statements. All significant intercompany transactions and balances have been eliminated upon consolidation.

Financial Instruments

All financial instruments are classified into one of the following four categories:

i) Financial assets and financial liabilities held for trading
Financial assets and financial liabilities held for trading are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income (loss) for the period in which they arise.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

ii) Held-to-maturity financial assets
Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

iii) Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in net income (loss) for the period.

iv) Loans and receivables and other financial liabilities
Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

Eurasian’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, warrants, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets held for trading and are accounted for at fair value. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants are classified as derivative financial assets held for trading and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified as available-for-sale and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as held-for-trading and are carried at fair market value. Changes in fair value of held-for-trading assets are reflected in the statement of operations and deficit in the period in which they occur. Changes in fair value of available-for-sale assets are reflected in accumulated other comprehensive income on the balance sheet until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash are classified as financial assets held-for-trading.

The Company classifies its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Equity investment

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

Mineral properties and exploration expenditures

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for mineral properties pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized. When there is little prospect of further work on a property being carried out by Eurasian or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

A mineral property acquired under an option agreement where payments are made at the sole discretion of Eurasian, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Equipment

Equipment is recorded at cost and amortized over its estimated useful life using the declining balance method at a rate of 20% per annum. Amortization on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Asset retirement obligations

Asset retirement obligations are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. An asset retirement obligation is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding asset retirement cost recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value. Eurasian has no known asset retirement obligations.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollar equivalents using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the appropriate transaction date rates, except for amortization, which is translated at the same rate as the related asset.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Translation gains and losses are reflected in the statements of operations.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less.

Gold inventory

Gold inventory is carried on the balance sheet at the lower of cost and net realizable value. A decline in the value of Gold inventory below cost, due to market conditions, will be charged to income with subsequent increases in value reflected in the carrying value to a maximum of the original cost. An assessment of net realizable value is made at each balance sheet date. When the net realizable value declines below cost, a write-down is recorded.

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from contributed surplus to share capital. Stock-based compensation awards are calculated using the Black-Scholes option pricing model.

Income taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current period, and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. To the extent that Eurasian does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess. Future income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Income (Loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the year by the weighted average number of shares outstanding during the year. Diluted income or loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of Eurasian at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the current year computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, the current year basic and diluted losses per share are the same.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

2. SIGNIFICANT ACCOUNTING POLICIES (cont’d …)

Valuation of equity units issued in private placements

Eurasian has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as contributed surplus.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include:

i) Recorded costs of mineral properties are not intended to reflect present or future values of resource properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

ii) The determination of the fair value of stock options or warrants using stock pricing models requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate, therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

iii) The determination of future income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

iv) Option or sale agreements, under which the Company may receive shares as payment, require the Company to determine the fair value of shares received. Many factors can enter into this determination, including, if public shares, the number of shares received, the trading value of the shares, volume of shares, resale restrictions, and if non-public shares, the underlying asset value of the shares, or value of the claims under option or sale. This determination is highly subjective and does not necessarily provide a reliable single measure of the fair value of the shares received.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

3. NEW AND FUTURE ACCOUNTING STANDARDS

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective April 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP into line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS.

International Financial Reporting Standards

A decision of the CICA Accounting Standards Board (the “AcSB’) requires the Company to report under IFRS for interim and annual financial statements for fiscal years beginning on or after April 1, 2011. The transition date of April 1, 2010 will require the restatement for comparative purposes of amounts reported by the Company for interim periods and for the year ended March 31, 2011. The Company will therefore be required to present IFRS financial statements for its June 30, 2011 interim financial statements.

4. ACQUISITION OF SUBSIDIARIES

Bronco Creek Exploration

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share. The warrants were valued using the Black-Scholes option pricing model resulting in a fair value of $845,943 which was included in the total purchase price of $5,291,296.

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. Before the Acquisition, the Company surrendered the conversion feature of the promissory note.

The loss of $50,735 on change of the terms of the promissory note is included in the consideration of acquiring BCE.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

4. ACQUISITION OF SUBSIDIARIES (cont’d…)

The purchase price allocation is as follows:

Purchase Price:

Issuance of Eurasian common shares	$4,191,746
Fair value of Eurasian warrants granted	845,943
Transaction costs	253,607

$5,291,296

Purchase Price Allocation:

Cash	$352,311
Receivables	13,745
Reclamation bonds	140,333
Investments	620,055
Mineral properties (Note 9)	8,510,276
Accounts payables and advances	(545,594)
Note payable	(530,799)
Future income tax liability	(3,269,031)

Total Consideration	$5,291,296

Phelps Dodge Exploration Sweden

On August 12, 2010, the Company completed the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB, from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The purchase price was US$150,000 and 160,000 common shares of the Company at a value of $1.98 per share.

The purchase price allocation is as follows:

Purchase Price:

Issuance of Eurasian common shares	$316,800
Cash	155,070

$471,870

Purchase Price Allocation:

Cash	$63,367
Receivables	4,024
Royalty properties (Note 9)	592,032
Accounts payable	(16,604)
Future income tax liability	(170,949)

Total Consideration	$471,870

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

5. INVESTMENTS

At March 31, 2011, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$-	$-	$-

Held-for-trading investments
Warrants	-	172,088	172,088
Common shares	198,080	(16,667)	181,413
	198,080	155,421	353,501
Total investments	$198,080	$155,421	$353,501

At March 31, 2010, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$1,195,855	$997,784	$2,193,639

Held- for- trading investments
Warrants	-	258,304	258,304
Common shares	300,200	123,825	424,025
	300,200	382,129	682,329
Total investments	$1,496,055	$1,379,913	$2,875,968

During the year, the Company recorded an unrealized gain of $Nil (2010 – gain of $936,278) on common shares designated as available-for-sale. The Company recorded total other comprehensive loss of $Nil (2010 – income of $737,639) for the year ended March 31, 2011. Common shares and common share purchase warrants acquired in the prior year on acquisition of BCE are designated as held-for-trading. Accordingly the change in fair value has been recorded in the net loss for the year.

The Company has a promissory note with BCE of US$500,001, dated August 25, 2006 and repayable in full on August 26, 2011. The Company originally recognized the note payable as available-for-sale investment and the conversion feature as held-for-trading investment. Before the Acquisition (Note 4), the Company surrendered the conversion feature of the promissory note. The modification of the loan is deemed as the settlement of the original promissory note and the issuance of a new promissory note. The Company recorded a $65,703 accumulated unrealized gain on the promissory note which was originally recorded in accumulated other comprehensive income.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

6. RESTRICTED CASH

At March 31, 2011 the Company classified $387,124 (2010 - $236,558) as restricted cash. This amount is comprised of $50,960 (2010 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $336,164 (2010 - $185,598) cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s joint venture partner in Haiti.

7. EQUIPMENT

	March 31, 2011			March 31, 2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Equipment	$853,000	$538,084	$314,916	$729,844	$354,829	$375,015

During the year ended March 31, 2011 amortization of $140,200 (2010 - $69,883) has been included in exploration expenditures. A loss on disposal of fixed assets of $47,322 (2010 $49,662) was recognized during the year. This amount relates to equipment destroyed during the January 2010 earthquake in Haiti.

8. EQUITY INVESTMENTS

The Company has a 49% equity investment in a joint venture with Chesser Resources Ltd, an ASX listed Exploration Company. At March 31, 2011, the Company’s investment in the joint venture was $79,121 (2010 - $Nil). The Company’s share of the loss of the joint venture for the year ended March 31, 2011 was $57,694 (2010 - $Nil) which has been included in gain on investments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

The Company has capitalized the following acquisition costs on its mineral properties as at:

Mineral properties

	March 31, 2011	March 31, 2010
Sisorta property, Turkey	$-	$283,508
Golcuk property, Turkey	34,674	34,674
Biga Peninsula, Turkey	153,960	153,960
Beyoluk, Turkey	68,191	68,191
Trab, Turkey	78,587	78,587
Gezart property, Kyrgyz Republic	39,000	39,000
Grand Bois property, Haiti	2,140,720	2,140,720
Grand Bois property, recoveries	(2,140,720)	(1,216,100)
Australia – various	200,438	-
Sweden – various	16,671	16,671
Viad Royalties – Sweden	592,033	-
Cathedral Well, NV, USA	680,822	680,822
Copper Springs, AZ, USA	1,276,541	1,276,541
Courtland East, AZ, USA	42,551	42,551
Hardshell Skarn, AZ, USA	170,206	170,206
Jasper Canyon, AZ, USA	382,962	382,962
Mesa Well, AZ, USA	510,617	510,617
Middle Mountain, AZ, USA	425,514	425,514
Mineral Hill, WY, USA	425,514	425,514
Park-Sayler, AZ, USA	340,411	340,411
Red Hills, AZ, USA	510,617	510,617
Richmond Mountain, NV, USA	425,514	425,514
Silver Bell, AZ, USA	765,924	765,924
Superior West, AZ, USA	1,914,812	1,914,812
Yerington, NV, USA	638,271	638,271

	$9,693,830	$10,109,487

On August 12, 2010, the Company completed the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB, and subsequently changed its name to Viad Royalties AB, from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) for a total purchase price of $471,870 (Note 4). The values attributed to these properties are disclosed above. On May 21, 2010, Chesser Resources completed an earn-in to the Sisorta property and was awarded 51% of EBX BVI by way of issuance of 3,143 common shares of EBX BVI. This resulted in the removal of $283,508 related to the original acquisition costs of the Sisorta property and a loss on dilution of a former subsidiary of $142,400.

On January 20, 2010, Eurasian acquired Bronco Creek Exploration Ltd. (Note 4) and as part of that transaction acquired exploration properties totalling $8,510,276 in Arizona, Wyoming, and Nevada, USA. The values attributed to these properties are disclosed in the table above. The Company relinquished the Akoguz license in the Kyrgyz Republic during the prior year, and consequently wrote-off $278,380 relating to the original acquisition costs of the license.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Exploration expenditures

During the year ended March 31, 2011, the Company incurred the following exploration expenditures which were expensed as incurred:

	Turkey &	Kyrgyz			Asia
	Caucasus	Republic	Sweden	Haiti	Pacific	USA	Other	Total
Personnel – Consultants/employees	$842,173	$202,291	$454,946	$930,329	$630,394	$1,097,051	$208,037	$4,365,221
Assays	325,562	43,768	355	20,350	16,590	81,482	7,731	$495,838
Database Acquisition	7,387	-	-	-	38,952	-	-	$46,339
Field Supplies	197,225	47,879	23,696	536,911	19,485	152,046	4,400	$981,642
Drilling	367,660	494,342	63,512	6,080	-	665,019	-	1,596,613
Fees and permits	195,066	-	184,003	8,791	23,037	440,868	38,665	$890,430
Administration	133,987	106,647	93,652	245,760	14,259	127,631	34,816	$756,752
Vehicles	65,814	48,952	10,632	388,846	3,864	-	-	$518,108
Legal	43,028	17,190	13,878	3,489	101,294	12,870	-	$191,749
Travel	78,807	39,179	51,719	252,158	55,274	76,613	37,255	$591,005
Geophysics	112,334	-	-	89,784	45,044	260,323	-	$507,485
Subtotal	2,369,043	1,000,248	896,393	2,482,498	948,193	2,913,903	330,904	10,941,182
Recoveries	(2,009,151)	-	(13,540)	(2,312,864)	-	(1,849,859)	-	(6,185,414)
Net exploration expenditures	$359,892	$1,000,248	$882,853	$169,634	$948,193	$1,064,044	$330,904	$4,755,768

During the year ended March 31, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

		Turkey &			Asia
	Haiti	Caucasus	Europe	USA	Pacific	Other	Total
Personnel – Consultants/employees	$1,591,384	$823,979	$573,607	$173,230	$185,143	$120,405	$3,467,748
Assays	167,623	280,078	68,258	447	5,338	2,235	523,979
Field Supplies	742,303	147,461	28,046	14,842	792	4,121	937,565
Drilling	-	595,660	246	105,436	-	-	701,342
Trenching and Roads	-	43,816	20,733	-	-	-	64,549
Fees and permits	84,952	115,220	75,738	38,814	411	1,644	316,779
Administration	288,004	104,278	110,718	88,349	8,532	22,281	622,162
Vehicles	284,843	98,135	29,388	-	-	(3,109)	409,257
Legal	39,708	23,916	4,993	-	15,148	226	83,991
Travel	428,729	67,701	54,510	-	35,043	55,965	641,948
Geophysics	8,087	-	-	75,448	-	-	83,535
Other	-	(2,501)	6,546	-	-	-	4,045
Subtotal	3,635,633	2,297,743	972,783	496,566	250,407	203,768	7,856,900
Recoveries	(2,901,548)	(2,029,827)	-	(330,485)	-	-	(5,261,860)
Net exploration expenditures	$734,085	$267,916	$972,783	$166,081	$250,407	$203,768	$2,595,040

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Kyrgyz Republic licenses

The Company has four licenses in Kyrgyzstan: Gezart and Akart, forming a contiguous block, and Uchkol and Suchodol licenses in the northeast part of the country. For calendar 2011, a 350 metre drill program with minimum expenditures of US$217,000 is required. Management does not intend to renew the Akart license and there are no capitalized costs to be removed in respect of the Akart license. For the Suchodol and Uchkol licenses, the 2011 work commitments are US$17,000, and US$51,000, respectively.

Sweden licenses

The Company has been granted six exploration permits that comprise the Kiruna South project (Pikkujarvi 1, 2, 3, and 4, Puoltsa 10, Kalixfors 1, and Saivo 1) in the area south of Kiruna, Northern Sweden. Additionally, the Company holds 2 licenses under the Storasen Project (Storasen 1 and 2,), 2 licenses in the regional program (Ussavaara 1 and Norrmyran 2), and 2 licenses (Rumma 1 and Norrmyran 1) that were acquired as part of the Phelps Dodge Sweden Exploration AB acquisition. There are no specific spending commitments on the Swedish licenses and permits.

Kiruna South

On February 17, 2011, the Company entered into a Strategic Regional Alliance and Earn-In Agreement with Antofagasta Minerals S.A., a company organized under the laws of Chile (“Antofagasta”). Antofagasta and the Company have agreed to form an alliance to carry out mineral exploration and project development in Sweden on certain licenses (“Alliance properties”), with a right of Antofagasta to earn up to an undivided 70% interest in certain projects, including the Kiruna South Designated Project.

In connection with the signing of the agreement Antofagasta purchased an aggregate of $5,005,000 of Units in the capital of the Company at a price of $3.25 per Unit on March 1, 2011. Each Unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each full warrant is exercisable to acquire an additional common share for a period of two years at $4.00 (Note 11). Upon payment of the Units, the Company and Antofagasta were deemed to have entered into an alliance.

The Company will act as the operator and will continue to explore and develop the Alliance properties until such time as the combined Technical Committee determines a project or license is to be designated a Designated Project. As of the Effective Date, the Parties deemed the Kiruna South Properties as a Designated Project. The Kiruna South Properties include the Norrmyran 1, Storasen 1 and 2, and Rumma 1 licenses. Upon the designation of other licenses or projects as Designated Projects, Antofagasta will pay to Eurasian a success fee of $50,000 for each new Designated Project; and reimburse the Company for Qualifying Acquisition Costs incurred in connection with the acquisition of the Alliance Property that is designated as a Designated Project, and Antofagasta will be entitled to attribute the Qualifying Acquisition Costs towards its obligation to fund the First Option Expenditures in respect of the applicable Designated Project.

Upon an Alliance Property being determined to be a Designated Project, the First Earn-In Phase will commence and the Company will grant to Antofagasta the sole and exclusive right and option to acquire an undivided 51% Interest in such Designated Project (the “First Option”) by completing the following in respect of the Kiruna South Designated Project:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Funding expenditures totaling US$10,000,000 over a five year period as follows,

i.	not less than US$500,000 on or before the first anniversary of the Effective Date;

ii.	not less than an additional US$1,000,000 on or before the second anniversary of the Effective Date (for cumulative First Option Expenditures of $1,500,000);

iii.	not less than US$2,000,000 on or before the third anniversary of the Effective Date (for cumulative First Option Expenditures of US$3,500,000);

iv.	not less than US$3,000,000 on or before the fourth anniversary of the Effective Date (for cumulative First Option Expenditures of US$6,500,000); and

v.	not less than US$3,500,000 on or before the fifth anniversary of the Effective Date (for cumulative First Option Expenditures of US$10,000,000);

For projects and licenses designated as Designated Projects subsequent to the Effective date, the Company will grant to Antofagasta the sole and exclusive right and option to acquire an undivided 51% Interest in such Designated Projects (the “First Option”) by funding Expenditures on the applicable Designated Project of an aggregate of US$5,000,000 (the “First Option Expenditures”) over a five-year period, commencing on the relevant Designation Date of the applicable Designated Project, to be funded as follows:

i.	not less than US$500,000 on or before the first anniversary of the relevant Designation Date;

ii.	not less than an additional US$500,000 on or before the second anniversary of the relevant Designation

iii.	Date (for cumulative First Option Expenditures of US$1,000,000);

iv.	not less than an additional $1,000,000 on or before the third anniversary of the relevant Designation Date (for cumulative First Option Expenditures of US$2,000,000);

v.	not less than an additional $1,250,000 on or before the fourth anniversary of the relevant Designation Date (for cumulative First Option Expenditures of US$3,250,000); and

vi.	not less than an additional $1,750,000 on or before the fifth anniversary of the relevant Designation Date (for cumulative First Option Expenditures of US$5,000,000).

In addition, in respect of a designated project, Antofagasta is required to make a one-time payment to the Company on or before the fifth anniversary of the relevant Designation Date equal to the product obtained by multiplying 225,000 pounds of copper by the Copper Price calculated on the date of payment (the “First Copper Payment”). In the case of the Kiruna South Designated Project, the First Copper Payment must be made on or before the fifth anniversary of the Effective Date as a condition to exercise of the First Option.

Upon Antofagasta satisfying the First Option Conditions, Antofagasta will be deemed to have earned an undivided 51% Interest. On the First Option Date, the Mineral Rights and Other Rights comprising the applicable Designated Project will be deemed to be a Joint Venture Property and transferred to a newly formed entity (“Newco”).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

If Antofagasta exercises the First Option the Second Earn-In Phase will commence immediately. On the First Option Exercise Date the Company will grant to, or will cause Newco to grant to, Antofagasta the sole and exclusive right and option to acquire an additional undivided 19% Interest (for an aggregate 70% Interest) (the “Second Option”). The right of Antofagasta to exercise the Second Option and acquire an additional undivided 19% Interest (for an aggregate 70% Interest) is conditional on Antofagasta (collectively the “Second Option Conditions”):

a.	exercising the First Option;

b.	funding Expenditures on the applicable Joint Venture Property as follows,

i.	not less than US$500,000 on or before the first anniversary of the First Option Exercise Date;

ii.	not less than an additional US$1,000,000 on or before the second anniversary of the First Option Exercise Date (for cumulative Second Option Expenditures of US$1,500,000);

iii.	not less than an additional US$1,500,000 on or before the third anniversary of First Option Exercise Date (for cumulative Second Option Expenditures of US$3,000,000); and

iv.	not less than an additional US$2,000,000 annually thereafter until a Feasibility Study is delivered and a Second Copper Payment is made; and

c.	preparing and delivering to Newco a Feasibility Study on the applicable Joint Venture Property; and

d.

making a one-time payment to the Company on or before the date of delivery of the Feasibility Study equal to the product obtained by multiplying 225,000 pounds of copper by the Copper Price calculated on the date of payment (the “Second Copper Payment”).

Upon Antofagasta satisfying the Second Option Conditions, Antofagasta will be deemed to have earned an additional undivided 19% Interest (for an aggregate 70% Interest).

At any time following the commencement of the Post-Feasibility Phase until the Commencement of Commercial Production or the termination of the Post-Feasibility Phase, the Company may elect to Transfer its entire Interest to Antofagasta (or its designated Affiliate) (the “Put Option”), subject to the following terms:

i.

effective as of the date of the exercise of the Put Option (the “Put Option Exercise Date”) by the Company, the Post-Feasibility Phase will terminate and the Company will thereafter have no further right, title or interest in the applicable Joint Venture Property, the applicable Newco except that Antofagasta will grant to the Company a 2% Royalty calculated and granted over the applicable Joint Venture Property. Antofagasta will make annual payments to the Company, as an advancement for the 2% Royalty granted to the Company (the “Advance Royalty Payments”) equal to the product obtained by multiplying 90,000 pounds of copper by the Copper Price calculated on the date of payment, the first such payment to be made within 90 days of the Put Option Exercise Date and subsequent payments to be made annually on the anniversary of the Put Option Exercise Date; and

ii.

if, by the seventh anniversary date of the commencement of the Post-Feasibility Phase, the Operator or Antofagasta (as the case may be) has failed to obtain all necessary material permits and licenses to operate a mine and to proceed with the Commencement of Commercial Production on the applicable Joint Venture Property, upon due application and diligent effort by the Operator or Antofagasta to obtain same, the amount of the Advance Royalty Payments due each year will be reduced by 50% until such necessary material permits and licenses are obtained.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Turkish exploration licenses

The Company has acquired numerous exploration licenses in Turkey. There are no specific spending commitments, but quarterly reports must be filed.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed a definitive agreement (“Agreement”) to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). The terms and conditions of the Agreement are as follows:

(a)	Chesser will issue 500,000 shares (received) and pay US$100,000 (received) on execution of the agreement.

(b)

Chesser may earn up to 51% in the property by spending US$4,000,000 over a three year period of which US$750,000 is a firm year one commitment (on August 6, 2009, Chesser gave the Company notice of its completion of the Stage One Earn-In Commitment).

(c)	Chesser will issue an additional 1,000,000 shares (received) and pay US$100,000 (received) on October 26, 2008 and 1,500,000 shares and US$100,000 on October 26, 2009 (received).

(d)

Chesser may subsequently earn a 70% interest in the project by sole funding exploration to delivery of a bankable feasibility study over the subsequent 5 years, with yearly cash payments of US$100,000. (Chesser has declined such earn-in).

Chesser completed the earn-in and was awarded 51% of EBX BVI (a wholly owned subsidiary of the Company) by way of issuance of 3,143 common shares of EBX BVI on May 21, 2010.

As Chesser has opted to move to the co-funded joint venture arrangement, the Company now has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1,500,000 by Chesser.

The financial results of the Sisorta Joint Venture are no longer consolidated and are accounted for as an investment under the equity method.

Akarca, Samli, Elmali Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company.

Centerra has exclusive rights to earn up to a 70% interest in the subject properties in two phases, as follows:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Phase One. Centerra shall have the right to earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years as follows:

  US$750,000 (incurred) by December 23, 2010,
  US$1,500,000 (incurred) by December 23, 2011,
  US$2,750,000 by December 23, 2012.

As part of the Agreement, Centerra reimbursed the Company for expenditures incurred on the properties from August 2008 up to the signing date of the Agreement. In addition, upon completion of the Phase One earn-in requirements, Centerra will also be required to pay the Company US$1,000,000 within 30 days.

Phase Two. Centerra may earn an additional 20%, bringing the total to 70%, in the properties by spending a further US$5,000,000 in exploration expenditures over two years.

Once ownership is vested in the projects, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership is converted to a 4% NSR, which may be reduced to a 2% NSR by the payment of US$4,000,000 by the non-diluting party.

Dedeman Agreement

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic.A.S. (“Dedeman”) on the Aktutan exploration property. Dedeman will make a US$40,000 advance royalty payment to the Company prior to August 7, 2008, US$60,000 prior to August 7, 2009 and US$100,000 prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% uncapped net smelter royalty and can reacquire the property if Dedeman decides to relinquish it. As of March 31, 2011, all advance royalty payments due were received.

In November 2006 the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% net smelter royalty on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time. Dedeman is to make a US$100,000 advance royalty payment (paid) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% net smelter royalty and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license or does not meet its work commitment. Dedeman also acquired the Sofular properties but the Company retains a 3% net smelter royalty on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them. Dedeman has the right to purchase the 3% royalty on Sofular at any time for US$1,000,000.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Haiti exploration permits

La Miel Joint Venture

In July 2006, the Company acquired the La Mine and La Miel gold projects in Haiti. The acquisition cost was the annual land fee payment which is based on a standard fee per hectare, which was nominal. On April 18, 2008, the Company and Newmont Ventures Limited (“Newmont”) entered into a joint venture (“JV”) for the La Miel project in Haiti, whereby Newmont can earn a 65% participating interest in the La Miel JV on or before six years from April 18, 2008 by either (i) completing a feasibility study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in JV expenditures (“Venture Expenditures”), whichever comes first, as outlined below:

  US$1,000,000 (incurred) on or before April 18, 2009
  An additional US$2,000,000 (incurred) on or before April 18, 2010
  An additional US$3,000,000 on or before April 18, 2011
  An additional US$4,000,000 on or before both April 18, 2012 and April 18, 2013
  An additional US$16,000,000 on or before April 18, 2014 until completion of the La Miel earn-in.

Thereafter, the Company may elect to either (i) fund its share of the Venture Expenditures, (ii) have the JV be entirely carried by Newmont, or (iii) not contribute to subsequent programs and budgets and dilute its interest.

If the Company elects to have Newmont fund the project through to production, Newmont will solely fund 100% of Venture Expenditures until commencement of commercial production and Newmont’s participating interest would be increased by 5% to a total of 70%. Upon commencement of commercial production Newmont shall recover all Venture Expenditures made on the Company’s behalf, plus interest at LIBOR plus 4 percentage points, from 80% of the Company’s share of dividends or distribution of earnings from the venture.

If the Company elects not to participate in financing the Venture Expenditures, the Company may immediately withdraw from the La Miel JV and convert its participating interest to a 3.5% NSR and receive an advance annual minimum royalty of US$1,000,000 which shall be credited against future royalty payments to be paid to the Company. If the Company elects to fund its share of Venture Expenditures and elects not to convert to a royalty or be carried through to production, each party shall carry its proportionate share of expenditures. Any election to not contribute by either party will be subject to standard dilution.

Within 30 days following completion of the La Miel earn-in, Newmont shall pay the Company a one time bonus of US$2,000,000. Within 30 days following the commencement of commercial production on the La Miel project, Newmont shall pay the Company an additional one-time bonus of US$2,000,000.

Regional Strategic Alliance

On April 18, 2008, Newmont and the Company reached an agreement to conduct a Regional Strategic Alliance (“RSA”) exploration program. The RSA concluded in January 2011upton the finalization of an agreement whereby all exploration lands under the RSA were converted to Designated Projects. On a go-forward basis, Newmont will now solely fund and manage the exploration programs in Haiti, eliminating the 65%/35% split of costs incurred under the original agreement. Exploration lands formerly covered under the SRA are included as two new Designated Projects: Northeast Haiti and North Central Haiti. Newmont may earn a 70% participating interest in the new Northeast Haiti and North Central Haiti Designated Projects by solely funding the first US$10M in venture expenditures on, or before, six years from the date the government issues the mining convention and exploration licenses. If EMX elects for its interest to be financed, Newmont may earn an additional 5% interest in any specific Designated Project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Grand Bois Joint Venture

On December 22, 2008 the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as outlined below under the Purchase Agreement (the "Agreement"):

  The Company is required to pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.

  On January 21, 2010, the Company has the option to pay SMC the equivalent of US$1,000,000 as follows: US$750,000 in cash or the Company’s stock and US$250,000 in cash (paid on January 20, 2010).

  Upon completion of a feasibility study, the Company has the option to pay SMC the equivalent of US$3,000,000 in either the Company’s stock or cash, or any combination thereof.

  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

The Agreement to acquire the Grand Bois property from SMC is subject to the Company’s Strategic Venture

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Agreement with Newmont. Newmont has elected to include the Grand Bois property in a "Designated Project" venture, and work on the property will be governed by a Designated Projects Joint Venture Agreement. Newmont is responsible for all expenditures on the project until such time as it earns its interest.

Newmont can earn a 65% interest in the Property by choosing to either:

  Fund 100% of the initial US$10,000,000 of expenditures on the project by December 22, 2014, or

  Complete a positive feasibility study on the property by December 22, 2014.

Newmont has reimbursed the Company for the initial US$1,000,000 payment to SMC. The Company made the second US$1,000,000 payment on the first anniversary of the Agreement and Newmont has reimbursed the Company for this second US$1,000,000 payment. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: a) fund its proportionate share of expenditures for the program; b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project up to 70%; or c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 advance minimum royalty payments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

La Mine Designated Project

On August 24, 2009 Newmont increased its participation in the Company's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 65% participating interest in the La Mine Joint Venture (JV) by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures on or before six years from the date the government issues the mining convention and research permits, whichever comes first, in accordance with the following minimum expenditures (the "La Mine Earn-in"):

  US$1,000,000 on or before the first anniversary of the issuance of the mining convention and exploration licenses;

  An additional US$2,000,000 on or before the second anniversary;

  An additional US$3,000,000 on or before the third anniversary and each subsequent anniversary until completion of the La Mine Earn-in.

Montagne Designated Project

On September 7, 2010 Newmont increased its participation in the Company’s Platon and La Montagne licenses by electing them as a Designated Project (collectively the Montagne Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 70% participating interest in the Montagne Designated Project by solely funding the first US$10 million in venture expenditures within six years following the issuance of the mining convention and research permits for this Project. If EMX elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

United States exploration licenses

Bullion Creek Property, Arizona

The Company holds a 100% interest in the Bullion Creek property. Mineral rights are held by 197 unpatented federal mining claims and two State of Arizona exploration permits.

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company owns a 100% interest in the Cathedral Well property comprised of 232 unpatented federal mining claims, located on BLM and National Forest lands. The 100% owned Richmond Mountain property comprises 231 unpatented federal mining claims. By Option Agreement dated December 12, 2008, the Company granted to Fargo Resources Incorporated, a wholly-owned subsidiary of Eldorado Gold Corporation (“ELD”), a right to acquire a 100% interest in either property for the considerations consisting of a combination of cash payments and a net smelter royalty. ELD has fulfilled its commitment in both the Cathedral Well and Richmond Mountain properties by making cash payments to EMX of $133,916 and $137,989 and completing exploration expenditures of $785,373 and $440,315 respectively and has earned the right to a 0.5% NSR on both properties. Subsequent to March 31, 2011, ELD has terminated its interest in both projects and retained the 0.5% NSR.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprising 57 unpatented federal mining claims.

Copper Springs, Globe-Miami District, Arizona

Mineral rights are held by 250 federal unpatented mining claims and 1 Arizona State exploration permit. The project consists of a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd. (“GEO”) a 100% interest in the Copper Springs property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. Subsequent to March 31, 2011, the Company negotiated and executed a termination of the Letter of Agreement including a debt settlement with GEO where all mineral rights revert 100% back to the Company.

Courtland East Property, Arizona

Mineral rights are held by 18 unpatented mining claims.

Hardshell Skarn Property, Arizona

The Company owns a 100% interest in the Hardshell Skarn property comprising 16 unpatented federal mining claims located on Coronado National Forest lands.

Jasper Canyon Property, Arizona

The Company controls a 100% interest in 91 unpatented mining claims located on Tonto National Forest.

Mesa Well Property, Arizona

The Company owns a 100% interest in mineral rights held by 6 Arizona State Exploration Permits. Subsequent to March 31, 2011, the Company executed a Regional Acquisition Agreement with Vale Exploration Canada, whereby as part of the Agreement, Vale elected the Mesa Well project as the first Designated Project and subject to the terms of an Earn-In Agreement. Vale may earn an initial 60% equity interest in the project for consideration of cash payments and $4,500,000 in exploration expenditures within four years.

Middle Mountain Property, Arizona

The Company owns a 100% interest in 44 federal unpatented mining claims and 13 Arizona State Exploration Permits subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted GEO a 100% interest in the Middle Mountain property, for consideration comprising advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. The Company executed an Amending Agreement on June 14, 2010 granting GEO an extension to the work commitments and advance royalty payments until completion of the ongoing drill program.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Mineral Hill Property, Wyoming

The property consists of 67 unpatented mining claims staked by BCE on lands administered by the Black Hills National Forest. The Company owns a 100% interest in the claims subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP who owns a 100% interest in 20 patented mining claims and 10 unpatented federal mining claims that adjoin the Company’s property. The Agreement stipulates that considerations received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% to the Company and 60% to Mineral Hill LP. Until such time as a third party has paid a total of US$5,000,000 in proceeds to the Company and Mineral Hill LP, all further considerations will be divided as to 30% to the Company and 70% to Mineral Hill LP.

By a Mining Lease Agreement dated May 10, 2010, the Company granted Golden Predator Mines US Incorporated, (“GPD”) a 100% interest in the pooled Mineral Hill property, for consideration comprising advance royalty payments, common shares of GPD, and warrants to purchase GPD common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. On May 10, 2011, the Company executed an amendment to the Mining Lease Agreement dated May 10, 2010 that reduces the second and third year work commitments.

Park-Sayler, Sacaton Property, Arizona

The Company owns a 100% interest in the Park-Sayler property mineral rights comprised of 1 Arizona State Exploration Permit.

Red Hills Property, Arizona

The Red Hills property comprises 264 federal unpatented mining claims, and 5 Arizona state exploration permits. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd. (“GEO”) a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. The Company executed an Amending Agreement on June 14, 2010 granting GEO an extension to the work commitments and advance royalty payments until completion of a drill program.

Red Picacho Property, Arizona

The Company holds a 100% interest in the Red Picacho property with 50 unpatented federal mining claims.

Silver Bell West, Silver Bell District, Arizona

Mineral rights are held by 188 federal unpatented mining claims. The Company owns a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd. (“GEO”) a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. Subsequent to March 31, 2011, the Company executed an amendment to the LOI reducing the first and second year work commitments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Superior West Project, Arizona

The property consists of 269 federal unpatented mining claims staked by BCE, located on Tonto National Forest lands and 14 unpatented federal mining claims under option from Carouso and Sparks. The Company owns a 100% interest in the mineral rights on mining claims staked by the Company and by an Option Agreement dated, July 1, 2009, an option to earn a 100% interest in the Carouso Sparks property, for the consideration of cash payments totaling US$1,000,000 on or before July 31, 2014. Carouso and Sparks retain a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments. By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property, may be acquired for cash consideration, making all property and option payments on behalf of the Company to Caruso and Sparks and minimum exploration expenditures. FMEC may acquire the additional 19% interest by sole funding and delivering a feasibility study.

Yerington West Property, Nevada

Mineral rights are held by 214 unpatented federal mining claims located on lands administered by the BLM. By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc., (“ETG”) the right to acquire an 80% interest in the Yerington West property, for consideration of cash payments, common shares of ETG, advanced production payments, minimum exploration expenditures, and delivery of a bankable feasibility study by November 23, 2019.

Australia-Asia Pacific

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia acquired either directly through staking or through agreements with three key license holders:

Perry & Armstrong

On December 7, 2009 (amended June 20, 2010) the Company entered into an agreement with two individuals to acquire a right to earn up to a 100% interest in the exploration license 6854 for a total consideration of A$100,000 (cash and shares). Of this consideration, A$20,000 is due on signing (paid), and A$40,000 cash (paid) and A$40,00 in shares of the Company (16,632 shares issued subsequent to year end at a value of $41,580 or $2.50 per share) is due on the 1st anniversary of the amended agreement. The agreement also includes a requirement to satisfy work commitments totaling A$350,000 over a period of three years.

Once the 100% ownership is vested by the Company in the property, Perry and Armstrong’s interest reverts to a 2% NSR, at which time EMX has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves” (as defined in The JORC Code) of gold contained within the Tenement at a price of US$30 per ounce of gold.

Arastra

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd. to acquire a right to earn up to a 100% interest in four Exploration Licenses (EL6803, 7093, 7455 and 7623) in consideration of AUS$50,000 (paid) and an advanced minimum royalty payment of AUS$70,000 (28,283 shares were issued at a value of $72,683 or $2.57 per share) and by making a series of advance minimum royalty payments (“AMR”) Page 26 totaling A$2,020,000 (half in cash and half in shares) and satisfying work commitments of A$5,500,000 over a period of five years.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

9. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d …)

Once 100% ownership is earned by the Company, Arastra’s interest reverts to a 2% NSR, at which time the Company has the right to purchase 1.5% (after bankable feasibility study) of the NSR for A$8,000,000 less total AMR payments.

Rockwell

The Company entered into an agreement on March 2, 2011 with Rockwell Resources (“Rockwell”) in which the Company has the right to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments to Rockwell totaling $200,000 over two years as a combination of A$100,000 cash (A$50,000 paid) and A$100,000 in shares (16,078 shares issued subsequent to year end at a value of $49,520 or $3.08 per share), and satisfying work commitments totaling A$1,100,000 over a three year period.

Once the 100% ownership is vested by the Company, Rockwell’s interest reverts to a 2% NSR, at which time the Company has the right to buy 1.0% of the NSR for A$5,000,000. The residual 1.0% NSR can be purchased by the Company for a further $8,000,000 at any time thereafter.

10. RECLAMATION BONDS

	March 31, 2011	March 31, 2010
Turkey – various properties	$122,234	$137,463
USA – various properties	226,817	136,120
Sweden – various properties	13,871	-
Australia – various properties	50,115	-
Total	$413,037	$273,583

Reclamation bonds are held as security for the estimated cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no asset retirement obligations related to the properties requiring reclamation bonds.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK Authorized

An unlimited number of common and preferred shares without par value.

Issued and outstanding common shares

	Number	Stated	Contributed
	of Shares	Amount	Surplus

Balance as at March 31, 2009	28,515,645	$20,673,712	$2,473,404

Shares issued on acquisition of BCE	2,127,790	4,191,746	-
Warrants issued on acquisition of BCE	-	-	845,943
Private placements	2,559,510	5,272,590	-
Shares issued as mineral property option payment	338,877	677,754	-
Shares issued on exercise of stock options	650,000	760,224	-
Shares issued as bonus compensation	74,000	115,440	-
Reclassify fair value of options exercised from contributed surplus	-	390,889	(390,888)
Stock based compensation	-	-	479,437
Share issue costs	-	(98,226)	-

Balance as at March 31, 2010	34,265,822	31,984,129	3,407,896
Private placements	14,900,000	40,655,000	-
Shares issued as finder’s fees	398,970	1,104,728	-
Shares issued on exercise of stock options	759,000	1,125,392	-
Shares issued on exercise of warrants	1,554	3,108	-
Shares issued as bonus compensation	448,000	953,760	-
Shares issued on acquisition of subsidiary	160,000	316,800	-
Shares issued on acquisition of mineral property	28,283	72,687	-
Reclassify fair value of options exercised from contributed surplus	-	608,010	(608,010)
Stock based compensation	-	-	2,119,328
Share issue costs	-	(1,764,844)	474,509
Balance as at March 31, 2011	50,961,629	$75,058,770	$5,393,723

In March 2011 the Company issued 5,500,000 units at $3.25 per unit in three separate tranches, 1,540,000 million closed March 1, 2011, 921,000 closed March 14, 2011, and 3,039,000 closed on March 18, 2011. Each unit consisted of one common share and one half transferable share purchase warrant, each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units (being 5% of the number of units issued to subscribers introduced by finders) with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants (being 5% of such units) with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 70.11% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $3.50.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (cont’d…)

On November 9, 2010 and November 12, 2010, the Company issued 6,200,000 units and 800,000 units respectively at $2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share at $3.50 until November 9, 2011, $4.00 until November 9, 2012, $4.50 until November 9, 2013, $5.00 until November 9, 2014, and $5.50 until November 9, 2015. If the volume weighted average price of the Company’s common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will expire. The Company also issued to finders 255,900 units (being 5% of the number of units issued to subscribers introduced by finders) with a fair value of $639,750 or $2.50 per unit, each unit having the same terms as those issued in the private placement, and 255,150 finder warrants (being 5% of such units) with a fair value of $303,509 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 85.23% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $2.65.

On June 9, 2010, the Company completed a non-brokered private placement financing of $5,280,000 by issuing 2,400,000 shares at $2.20 per share. Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2,000,000 shares at $2.20 per share and the International Finance Corporation, a member of the World Bank Group, purchased 400,000 shares at $2.20 per share.

The Company issued 28,283 common shares as part of the consideration of its acquisition of an Australian gold property. The common shares were valued at $2.57 per share (Note 8).

The Company completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and as part of that transaction issued 160,000 common shares valued at $1.98 per share (Note 4).

On March 12, 2010, the Company completed a non-brokered private placement financing with International Finance Corporation (“IFC”), a member of the World Bank Group for $5,272,590 by the issuance of 2,559,510 units at a price of $2.06 per unit. Each unit consists of one common share (“Common Share”) and 0.75 of a non-transferable common share purchase warrant (“Warrant”). Each full Warrant entitles IFC to purchase one additional Common Share until the earlier of (a) three years from the date on which drilling commences on the Company’s Treiul-La Mine property in Haiti, or (b) February 19, 2015 at a purchase price of $2.88 per share.

On January 20, 2010, the Company completed its purchase of BCE. Under the terms of the Agreement, 2,127,790 shares and 1,063,895 non-transferable common share purchase warrants were issued in exchange for 100% of BCE's outstanding shares. Each full warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a purchase price of $2.00 per share. A total of 1,703,120 common shares issued are subject to an 18 month escrow period as required by TSX Venture Exchange regulations.

On January 19, 2010, the Company made its first anniversary payment to Societe Miniere itadelle, S.A. as a requirement to acquire a 100% interest in the Grand Bois gold-copper property. The payment consists of a combination of US$250,000 in cash and the issuance 338,877 common shares of the Company pursuant to the terms of the purchase agreement.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (cont’d…)

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the two years ended March 31, 2011, the change in stock options outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2009	2,695,001	$1.29
Granted	505,000	1.41
Exercised	(650,000)	1.20
Cancelled / expired	(305,000)	1.13

Balance as at March 31, 2010	2,245,001	1.38
Granted	1,653,000	2.33
Exercised	(759,000)	1.48
Cancelled / expired	(4,500)	1.35

Balance as at March 31, 2011	3,134,501	1.85

Number of options currently exercisable	3,111,168	$1.85

The weighted average grant date fair value of options granted during the year was $1.28 per option (2010 - $0.77) .

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (cont’d…)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2011:

	Number	Exercise
Date Granted	of Options	Price	Expiry Date
May 1, 2006	218,334	$1.20	*May 1, 2011
October 1, 2006	50,000	0.80	October 1, 2011
May 10, 2007	190,000	1.35	May 10, 2012
May 22, 2007	6,667	1.40	May 22, 2012
June 1, 2007	29,000	1.63	June 1, 2012
June 21, 2007	400,000	1.81	June 21, 2012
November 7, 2007	15,000	1.79	November 7, 2012
April 22, 2008	10,000	1.66	April 22, 2013
September 18, 2008	385,000	1.00	September 18, 2013
December 19, 2008	10,000	1.00	December 19, 2013
May 22, 2009	115,000	1.20	May 22, 2014
February 8, 2010	150,000	1.74	February 8, 2015
May 7, 2010	1,005,000	2.18	May 7, 2015
June 7, 2010	23,000	2.05	June 7, 2015
September 2, 2010	120,000	2.21	September 2, 2015
November 10, 2010	177,500	2.51	November 10, 2015
February 1, 2011	50,000	3.21	February 1, 2016
March 18, 2011	150,000	2.91	March 18, 2016
March 25, 2011	30,000	3.15	March 25, 2016
Total	3,134,501

*Subsequent to March 31, 2011, 210,000 options were exercised and 8,334 expired unexercised.

Stock-based compensation

During the year ended March 31, 2011, the Company recorded stock-based compensation of $2,819,284 (2010 - $479,437), of which $2,119,328 represents the fair value of options granted in the year, and $699,955 represents the fair value of bonus shares granted or accrued during the year with the offsetting amounts credited to contributed surplus, commitment to issue shares, or share capital.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	2011	2010

Risk free interest rate	2.54%	1.73%
Expected life (years)	5	5
Expected volatility	62%	63%
Dividend yield	0%	0%

The Company has received TSX-Venture Exchange approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, directors and officers, area managers, and certain employees of the Company pursuant to an annual compensation review. The purpose of these bonuses is to Page 31 reward these individuals for the Company's successes to date (most of which directly result from their significant efforts) and to provide them with a long term incentive to remain with the Company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (cont’d…)

For the year ended March 31, 2011, the Company issued 448,000 (2010 – 74,000) common shares with a fair value of $953,760 (2010 - $115,400). Of this amount, $486,757 (2010 - $Nil) has been included in stock-based compensation expense, $18,203 (2010 - $37,400) in consulting expenses, and $448,800 (2010 - $78,000) in mineral property expenditures.

For the year ended March 31, 2011, the Company also accrued in commitment to issue shares, $269,607 (2010 - $56,409) of stock based compensation and $222,390 (2010 - $43,956) of mineral property expenditures. Upon the reversal of prior year accruals included in commitment to issue shares, $213,198 has been included in stock based compensation and $178,434 in mineral property expenditures.

Warrants

During the two years ended March 31, 2011, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2009	3,372,500	$2.19
Issued	2,983,528	2.57
Expired	(2,097,500)	2.00

Balance as at March 31, 2010	4,258,528	2.55
Issued	10,475,655	3.61
Exercised	(1,554)	2.00
Expired	(1,275,000)	2.50

Balance as at March 31, 2011	13,457,629	$3.38

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

11. CAPITAL STOCK (cont’d …)

As at March 31, 2011, the following share purchase warrants were outstanding:

	Number	Exercise
	of Warrants	Price	Expiry Date
Acquisition of Bronco Creek – January 29, 2010	1,062,341	$2.00	Jan 29, 2012
Private Placement – March 12, 2010	1,919,633	2.88	Feb 19, 2015
Private Placement – November 8, 2010	6,200,000	*	Nov 8, 2015
Private Placement – November 12, 2010	800,000	*	Nov 12, 2015
Finders Unit warrants – November 8, 2010	255,150	2.65	Nov 8, 2012
Finders warrants – November 8, 2010	255,900	*	Nov 8, 2015
Private Placement – March 1, 2011	770,000	4.00	Mar 1, 2013
Private Placement – March 14, 2011	460,500	4.00	Mar 14, 2013
Private Placement – March 18, 2011	1,519,500	4.00	Mar 18, 2013
Finders Unit warrants – March 14, 2011	8,075	4.00	Mar 14, 2013
Finders Unit warrants – March 18, 2011	63,460	4.00	Mar 18, 2013
Finders warrants – March 14, 2011	16,150	3.50	Mar 14, 2013
Finders warrants – March 18, 2011	126,920	3.50	Mar 18, 2013
Balance as at March 31, 2011	13,457,629

* $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.

12. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2011, the Company paid or accrued $1,212,176 (2010 – $715,995) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $769,308 (2010 - $375,685) is included in consulting costs, $72,000 (2010 - $60,000) is included in professional fees for director services, and $372,868 (2010 -$340,310) is included in administrative services and office costs which were paid to Seabord Services Corp., a management company controlled by a director, for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at March 31, 2011, a total of $24,158 (2010 - $193,126) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2010 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

13. SEGMENTED INFORMATION

The Company operates solely within the resource property exploration industry. At March 31, 2011 and 2010, the Company had equipment and mineral properties located geographically as follows:

		Mineral
March 31, 2011	Equipment	Properties

Canada	$67,715	$-
United States of America	10,833	8,510,276
Asia Pacific	-	200,438
Turkey and Caucuses	92,232	335,412
Haiti	101,661	-
Kyrgyz Republic	39,617	39,000
Sweden	2,858	608,704

	$314,916	$9,693,830

		Mineral
March 31, 2010	Equipment	Properties

Canada	$84,045	$-
United States of America	7,617	8,510,276
Turkey	134,207	618,920
Haiti	88,341	924,620
Kyrgyz Republic	60,805	39,000
Sweden	-	16,671

	$375,015	$10,109,487

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

14. INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	2011	2010

Loss for the year before income taxes	$(10,184,843)	$(4,980,534)

Expected income tax (recovery)	(2,854,930)	$(1,477,070)
Effect of lower tax rates in foreign jurisdictions	559,957	344,260
Effect of lower tax rates on capital gains	(139,875)	(69,766)
Stock-based compensation	790,278	142,186
Foreign exchange	48,316	85,426
Other	(395,694)	156,638
Unrecognized benefit of non-capital losses	1,348,633	547,906

Total income tax recovery	$(643,315)	$(270,420)

The significant components of the Company's future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets:
Non-capital loss carry forwards	$5,686,000	$3,992,000
Share issuance costs	280,000	20,000
Other	56,000	65,000
Future income tax assets	6,022,000	4,077,000
Valuation allowance	(5,287,000)	(4,077,000)
Future income tax assets	$735,000	$-

Future income tax liabilities:
Resource properties	$(3,197,000)	$(3,269,031)
Investments	(73,000)	(223,587)
Future income tax liabilities	(3,270,000)	(3,492,618)
Recognized tax liabilities	643,315	270,420
Recognition of non-capital loss carry forwards	92,227	90,651
Net future income tax liability	$(2,534,458)	$(3,131,547)

The Company has available for deduction against future taxable income non-capital losses of approximately $26,300,000 (2010 - $19,800,000). These losses, if not utilized, will expire through to 2031. Future tax benefits which may arise as a result of these non-capital losses and other deductions have not been recognized in these financial statements and have been offset by a valuation allowance.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

15. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no continuing sources of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at March 31, 2011, the Company had working capital of $48,148,143and shareholders’ equity of $56,501,513. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

Financial instruments measured at fair value on the balance sheet are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$48,370,004	$-	$-	$48,370,004
Restricted cash	387,124	-	-	387,124
Marketable securities	181,413	-	-	181,413
Warrants	-	172,088	-	172,088
Total	$48,938,541	$172,088	$-	$49,110,629

The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $23,000.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

15. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the March 31, 2011 portfolio values, every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $16,000 before income taxes and net loss by $20,000.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US (“USD”) dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash, receivables, and accounts payable and accrued liabilities to foreign exchange risk is as follows:

As at March 31, 2011	USD amount
Cash	$6,942,396
Receivables	385,953
Accounts payable and accrued liabilities	(105,452)
$7,222,897

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the year ended March 31, 2011, the average USD to CDN foreign exchange rate was USD$1 for every CDN$1.0172. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in the United States dollar against the Canadian dollar would result in a change in the loss/gain of approximately $72,000 for the year.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2011	2010
Cash received for interest	$229,733	$242,534
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The significant non-cash investing and financing transactions during the year ended March 31, 2011 included:

a)	Re-allocation of $608,010 of contributed surplus to share capital from the exercise of options;
b)	Issuance of 28,283 common shares valued at $72,687 for the acquisition of mineral properties;
c)	Issuance of 160,000 common shares valued at $316,800 for the acquisition of a subsidiary;
d)	The net adjustment of $989,571 to accumulated other comprehensive income for fair value changes of investments available for sale;
e)	Issuance of 398,970 common shares valued at $1,104,728 as finder’s fees and share issue costs related to private placements;

The significant non-cash investing and financing transactions during the year ended March 31, 2010 included:

a)	Receipt of shares valued at $135,000 of public companies pursuant to mineral property option and royalty agreements;
b)	Issuance of shares valued at $4,191,746 on acquisition of BCE;
c)	Issuance of warrants valued at $845,943 on acquisition of BCE;
d)	Issuance of shares valued at $677,754 for acquisition mineral properties,
e)	Issuance of common shares valued at $115,440 for management bonuses; and
f)	Accrued $100,365 as a commitment to issue shares for management bonuses to be paid.

17. SUBSEQUENT EVENTS

Subsequent to March 31, 2011 the Company:

a)	Issued 409,300 common shares pursuant to the exercise of stock options for total proceeds of $509,728;

b)	On April 12, 2011, issued 16,078 common shares valued at $49,520 as part of the second option payment on the Koonenbury property in Australia (Note 9);

c)	On June 20, 2011, issued 16,632 common shares valued at $41,580 as part of an option payment on the Koonenbury property in Australia (Note 9);

d)	On July 13, 2011, issued 19,929 common shares valued at 53,609 as part of an option payment on the Koonenbury property in Australia (Note 9);

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
YEAR ENDED MARCH 31, 2011

17. SUBSEQUENT EVENTS (cont’d …)

e)

On April 6, 2011 through its wholly owned subsidiary Bronco Creek Exploration, entered into an Option Agreement with Vale Exploration Canada Inc (“VEC”) regarding potential mining deposits in Arizona, USA. The Company granted to VEC the right to earn up to a 75% interest by incurring the following:

To earn the initial 60% interest:

a.	US $4,500,000 in exploration expenditures within 4 years of the effective date including:

	i.	US $100,000 in the first year; and

	ii.	An aggregate of US $500,000 within the first two years.

b.	Paying US $30,000 upon the completion of the first 1,000 meters of drilling.

Upon completion of the initial required expenditures, a Mining Venture will be formed between the two groups for continued development of the properties in question. VEC can then earn an additional 15% (aggregate 75%) interest by incurring the following:

a.

Incur US $1,000,000 in annual Feasibility Costs until the feasibility completion date and VEC will not be considered to be in default if a minimum US $350,000 in Feasibility Costs are incurred. Feasibility Costs in excess of US $1,000,000 will carry-forward to the following year.

b.	If the feasibility study is not completed within seven years, VEC has an option to extend the feasibility period by another two years by paying the Company a one-time payment of US $1,000,000.

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CORPORATE INFORMATION

DIRECTORS	SOLICITOR

DAVID M. COLE	Northwest Law Group
Littleton, Colorado	950-650 West Georgia Street
Vancouver, British Columbia, V6B 4N8
MICHAEL D. WINN	Phone: (604) 687-5792
Laguna Beach, California	Fax: (604) 687-6650

BRIAN E. BAYLEY	AUDITOR
Vancouver, British Columbia
Davidson & Company LLP
M. STEPHEN ENDERS	1200-609 Granville Street
Castle Rock, Colorado	Vancouver, British Columbia, V7Y 1G6
Phone: (604) 687-0947
GEORGE LIM	Fax: (604) 687-6172
Vancouver, British Columbia

BRIAN K. LEVET
Darlington, Western Australia

OFFICERS	REGISTRAR AND TRANSFER AGENT

DAVID M. COLE	Computershare Trust Company of Canada
President & Chief Executive Officer	3rd Floor, 510 Burrard Street
Vancouver, British Columbia, V6C 3B9
M. STEPHEN ENDERS	Phone: (604) 661-9400
Executive Chairman	Fax: (604) 661-9401

CHRISTINA CEPELIAUSKAS	SHARE CAPITALIZATION
Chief Financial Officer
March 31, 2011: 51,961,629
VALERIE BARLOW
Corporate Secretary

HEAD OFFICE	SHARES LISTED

Suite 501 - 543 Granville Street	TSX Venture Exchange
Vancouver, British Columbia	Symbol: EMX
Canada, V6C 1X8
Phone: (604) 688-6390	ANNUAL GENERAL MEETING
Fax: (604) 688-1157
The Company’s Annual General Meeting will be held at 10:00 a.m. on Tuesday, August 16, 2011 at:
COLORADO OFFICE
Eurasian Minerals Inc.
6624 Willow Broom Trail	Suite 501 - 543 Granville Street
Littleton, Colorado	Vancouver, British Columbia, V6C 1X8
USA, 80125	Phone: (604) 688-6390
Phone: (303) 973-8585	Fax: (604) 688-1157
Fax: (303) 973-0715
WEBSITE

www.eurasianminerals.com